Exhibit 99.3

Freeline Therapeutics Holdings plc

Annual Report and Accounts

for the year ended 31 December 2022

Registered number: 12546479

i

Company Information

Directors
Executive Directors
Michael J. Parini
Paul M. Schneider

Non-Executive Directors
Martin Andrews
Jeffrey A. Chodakewitz
Julia P. Gregory
Christopher Hollowood
Colin A. Love

Secretary
Chip McCorkle

Auditor
Deloitte LLP
Abbots House
Abbey Street
Reading United Kingdom
RG1 3BD

Bankers
HSBC UK Bank plc 1 Centenary Square
Birmingham
B1 1HQ

Solicitors
Skadden, Arps, Slate, Meagher & Flom (UK) LLP 22 Bishopsgate
London
EC2N 4BQ

Registered office
Sycamore House
Gunnels Wood Road
Stevenage
Hertfordshire
SG1 2BP

Registered number
12546479

UK Financial Documents

Introduction

Freeline Therapeutics Holdings plc (the “Company”) is a public limited company incorporated under the laws of England and Wales, with American Depositary Shares (“ADSs”) (representing its ordinary shares on a 1:15 basis) listed on the Nasdaq Capital Market and traded under the symbol “FRLN”. To meet US securities law reporting requirements, the Company is required to file an annual report on Form 20-F with the United States Securities and Exchange Commission (the “SEC”), which includes the audited consolidated financial statements of the Company and its subsidiaries (the “Group”) prepared in accordance with US GAAP. To meet UK statutory reporting requirements, the Company is required to file UK consolidated accounts. Freeline Therapeutics Holdings plc is applying Statutory Instrument (SI) 2022/943, which allows the option to adopt US GAAP until September 2023 in relation to the preparation and filing of consolidated financial statements in the UK. The contents of this Annual Report and Accounts are, as follows:

•	UK Statutory Strategic Report
•	UK Statutory Directors’ Report
•	Directors’ Remuneration Report
•	Independent Auditor’s Report to the Shareholders of Freeline Therapeutics Holdings plc
•	Balance sheet of Freeline Therapeutics Holdings plc
•	Statement of Change in Equity of Freeline Therapeutics Holdings plc
•	Notes to the Financial Statements

This document (the “Annual Report and Accounts”) is comprised of the reports listed above and the Annual Report on Form 20-F (the “Form 20-F”) filed with the SEC on 4 April 2023. For the purposes of this Annual Report and Accounts, the exhibits to the Form 20-F are not incorporated by reference. The Annual Report on Form 20-F is also included in this set of Accounts.

Strategic Report

Principal Activity

The Company is a clinical-stage biotechnology company with the ambition of developing transformative adeno-associated virus (“AAV”) vector-mediated gene therapies. The Group is dedicated to improving patient lives through innovative, potential one-time treatments for chronic debilitating diseases.

The Group uses its proprietary, rationally designed AAV vector and capsid along with novel promoters and transgenes to deliver a functional copy of a therapeutic gene into human liver cells, thereby expressing a persistent functional level of the missing or dysfunctional protein into the patient’s bloodstream.

The Group’s pipeline includes a program in the clinic for Gaucher disease, deprioritised product candidates in Fabry disease and haemophilia B and research programs targeting novel applications for gene therapy, for which it has, through owned and in-licensed intellectual property rights, development and worldwide commercial rights.

Other information required within the Strategic Report which is included in Form 20-F

Where the requirements of the strategic report in accordance with the Companies Act 2006 have been met in the Form 20-F, details of this have been provided in the table below and referenced to the Form 20-F accordingly. Additional requirements which are not met by the Form 20-F have been disclosed separately at the end of the Strategic Report. The Form 20-F is attached in Appendix 1, and forms part of this report by cross reference.

Required item in the Strategic Report	Where information can be found in the Annual Report on Form 20-F

• A fair review of the Group’s business	Part I, Item 4B – Business overview

• A description of the principal risks and uncertainties facing the company

Part I, Item 4B – Business overview – Legal Proceedings

Part I, Item 5A – Operating results – Components of Our Results of Operations – Operating expenses – “Research and Development Expenses”

Part I, Item 5B – Liquidity and Capital Resources – “Funding Requirements”

Note 1 to the Consolidated Financial Statements – Nature of the Business – “ Going Concern”

•   Analysis of the development and performance of the company’s business during the financial year and the position of the company’s business at the end of that year, consistent with the size and complexity of the business

Part I, Item 4B – Business overview Part I, Item 5A – Operating results Part I, Item 5B – Liquidity and capital resources

• Main trends and factors likely to affect the future development, performance and position of the company’s business	Part I, Item 4B – Business overview Part I, Item 5A – Operating results Part I, Item 5B – Liquidity and capital resources

• A description of the company’s strategy and business model	Part I, Item 4B – Business overview Part I, Item 5 – Operating and Financial Review and Prospects

Required item in the Strategic Report	Where information can be found in the Annual Report on Form 20-F

• References to, and additional explanation of, amounts included in the Group’s annual accounts	Part I, Item 5A – Operating results –“Results of Operations”

• Information about the company’s employees	Part I, Item 6D – Employees

•   Description of how the company’s directors have had regard to the matters set out in section 172(a) to (f) of the Companies Act 2006 when performing their obligation to promote the success of the company

Consequences of decisions in the long term

Part I, Item 4B – Business overview

Part I, Item 5A – Operating results –“ Overview”

Business relationships with suppliers

Part I, Item 3D – Risk factors – Risk Factor Summary – “Risks Related to our Reliance on Third Parties”

Note 12 to the Consolidated Financial Statements – Commitments and Contingencies –“Legal Proceedings”

See also Strategic Report below “Corporate Governance and Section 172 Statement”

Information required within the Strategic Report which is not included in Form 20-F

Key Performance Indicators (“KPIs”)

The Company’s key performance indicators allow the business to measure both the financial value created for its stakeholders and the strategic value in growing the business and delivering on its purpose.

The directors consider that the Company has the following financial and non-financial KPIs as a measure of its performance and position:

Financial KPIs

The directors and management regularly review the Group’s total liquidity position, operating and investing cash flows as part of the management of overall liquidity, financial flexibility and capital structure. Total liquidity is the total of cash and cash equivalents and short-term deposits and operating and investing cash flows is defined as cash-flows before financing income.

At 31 December 2022, the total liquidity position was $47.3 million and the average monthly cash burn rate of the Group was $8.0 million, excluding financing activities. At 31 December 2021, the total liquidity position was $117.7 million and the average monthly cash burn rate of the Group was $10.7 million, excluding financing activities.

Non-Financial KPIs

Given the size of the Company and the nature of its activities, the directors consider that the Company does not have any non-financial KPIs.

Corporate Governance and Section 172 Statement

The board of the Company is responsible for the Group’s corporate governance policies and recognises the importance of this in sustaining and growing the business. The board is committed to listening to and communicating openly with its shareholders to ensure the Group’s strategy and performance are clearly understood. Understanding what investors and analysts think about the Group and helping them to understand the Group’s business is a key part of driving its business forward.

The directors of companies incorporated in England and Wales, such as the Company, must act in accordance with certain general duties set out in the Companies Act 2006 and certain other duties and obligations, including (but not limited to) a duty to act in a way they consider, in good faith, would be most likely to promote the success of the company for the benefit of its members as a whole, having regard (amongst other matters) to:

•	the likely consequences of any decision in the long term,
•	the interests of the company’s employees,
•	the need to foster the company’s business relationships with suppliers, customers and others,
•	the impact of the company’s operations on the community and the environment,
•	the desirability of the company maintaining a reputation for high standards of business conduct, and
•	the need to act fairly as between members of the company.

The directors of the Company are mindful of their duties and obligations under section 172 of the Companies Act 2006 when making decisions. Further detail on how the board takes into account the interests of various stakeholders in promoting the success of the Company is set out in the remainder of this Strategic Report.

Social, Community and Human Rights Matters

The Group has a Code of Business Conduct and Ethics which is published on its website and can be found here: https://www.freeline.life/media/1408/freeline-code-of-conduct_cpol-001-v11-_website.pdf. The Code of Business Conduct and Ethics sets out, amongst other things, the Group’s commitment to the highest level of ethical conduct in all of its business activities, including but not limited to relationships with employees, partners, suppliers, competitors, the government, the public and the Company’s shareholders. Wherever the Group operates, it strives to make a positive and meaningful contribution to the surrounding community and to ensure the distribution of a fair share of benefits to all stakeholders impacted by its activities, including the surrounding community. The Group also has an anti-bribery and anti-corruption policy.

The Group does not, at present, have a specific policy on human rights. However, the Group has a number of measures in place to ensure that it respects the human rights of its employees and other stakeholders, including through:

•	provision of a safe, clean working environment;
•	ensuring employees are free from discrimination and coercion; and
•	respecting the rights of privacy and protecting access and use of employee personal information.

Environmental Matters

The Group’s activities have a minimal environmental impact. The Group leases all its facilities and outsources manufacturing of its product candidates for its clinical trials. The Group complies with all applicable environmental laws and regulations. The Group takes positive steps to reduce its carbon footprint, where possible. For a full report on the carbon emissions for the Group please see the Carbon Emissions section in the Directors’ Report.

Employee Engagement

The Group’s employees are fundamental to the delivery of its success, and so the Group takes the time to recruit the right people in the right job. The Group regularly invests in its employees’ professional development to ensure each employee reaches their full potential. The Group aims to be a responsible employer in its approach to the pay and benefits its employees receive, and aims to understand the needs of its employees. In doing so, the Group has spent time investing in wellbeing for its employees. While the Group implemented workforce reductions in November 2021, October 2022 and March 2023, the Group took steps to retain and motivate its remaining personnel.

The Group uses communication cascades with all employees to provide employees with information on matters of concern to them and to make all employees aware of financial and economic factors affecting the performance of the Group. The chief executive officer and his management team engage with employees by regular communication updates and virtual town hall meetings where employees have been welcomed to ask questions of the chief executive officer and his management team.

The Group actively promotes benefits to its staff, including medical insurance and life insurance, and will continue to develop its offerings to employees around health and wellbeing.

Diversity and Equality

Diversity and inclusion are integral to the Group’s strategy and align with the Group’s values of integrity and respect. The Group recognises that valuing and promoting a culture of diversity and inclusion enables employees to contribute their unique perspective and fully leverages their individual talents.

Appointments within the Group are made on merit according to the balance of skills and experience offered by prospective candidates. Whilst acknowledging the benefits of diversity, individual appointments are made irrespective of personal characteristics such as race, disability, gender, sexual orientation, religion or age.

A breakdown of the employment statistics as of 31 December 2022 is as follows:

	Male	Female	Total
Executive director of the Company	1	–	1
Senior managers of the Group	8	7	15
All other employees of the Group	53	83	136
Non-executive directors of the Company	5	1	6

Total directors and employees	67	91	158

Approval

This report was approved by the board of directors on 31 May 2023 and signed on its behalf by:

/s/ Michael J. Parini
Executive Director & Chief Executive Officer Michael J. Parini

Directors’ Report

The directors present their report on the Group for the year ended 31 December 2022.

Where the requirements of the Directors’ Report in accordance with the Companies Act 2006 have been met in the Form 20-F, details of this have been provided in the table below and referenced to the Form 20-F accordingly. Additional requirements which are not met by the Form 20-F have been disclosed separately at the end of the Directors’ Report. The Form 20-F is attached in Appendix 1.

Required item in the Directors’ Report	Where information can be found in the Annual Report on Form 20-F

The amount (if any) of the recommended dividend	None. See Part I, Item 8A –Consolidated Statements and other Financial Information – “Dividend Policy”

Any: • qualifying third party indemnity provision; and • qualifying pension scheme indemnity provision, for the benefit of one or more directors of the company or directors of an associated company

Part I, Item 7B – Related Party Transactions – “Transactions with Our Principal Shareholders, Directors and Members of our Senior Management – Indemnification Agreements”

See also Directors’ Report below “Statement on directors’ third-party indemnity provision”

In relation to the use of financial instruments by the company, an indication of the company’s financial risk management objectives and policies, including its policy for hedging each major type of forecasted transaction for which hedge accounting is used and exposure of the company to price, credit, liquidity or cash flow risk, unless such information is not material for the assessment of the company’s assets, liabilities, financial position and profit or loss

Part I, Item 3D – Risk factors – Risk Factor Summary – “Risks Related to Our Financial Position and Need For Additional Capital”

Price Risk: Part I, Item 3D – Risk factors – Risk Factor Summary – “Risks Related to the Discovery, Development and Regulatory Approval of Our Product Candidates”

Credit Risk: Notes to Consolidated Financial Statements – Summary of Significant Accounting Policies – “Concentrations of Credit Risk and Off-Balance Sheet Risk”

Liquidity Risk: Part I, Item 11 – Quantitative and Qualitative Disclosures about Market Risk

Indication of the Group’s research and development activities

Part I, Item 3D – Risk factors – “Risks Related to Our Financial Position and Need for Additional Capital”

Part I, Item 4B – Business overview

Part I, Item 5A – Operating results

Part I, Item 5B – Liquidity and capital resources

Other information required within the Directors’ Report which is not included in Form 20-F

Directors

The directors who served during the year and to the date of signing were as follows:

Michael J. Parini
Christopher Hollowood
Amit C. Nathwani	Resigned on 30 March 2023
Julia P. Gregory
Jeffery A. Chodakewitz
Martin Andrews
Colin A. Love
Paul M. Schneider	Appointed on 30 March 2023

Statement on directors’ third-party indemnity provision

The Company has entered a deed of indemnity with each of its directors and members of its senior management. The Company’s articles of association provide that it shall indemnify its directors and members of senior management to the fullest extent permitted by applicable law.

The amount set aside or accrued by the Company to provide pension, retirement or similar benefits to members of its board of directors amounted to a total of $0 in the year ended 31 December 2022.

Political donations and expenditure

The Group did not make any political donations or incur any political expenditure (including in respect of any non-UK political party) in the year ended 31 December 2022.

Branches outside of the UK

The Company has a number of subsidiaries incorporated outside of the UK, as detailed in Note 9 to the financial statements. The Company has no branches outside the UK.

Going Concern

The directors have assessed the going concern and believe that there is material uncertainty that may cast significant doubt upon the Company’s ability to continue in operational existence for twelve months from the date of signing the accounts. Further information may be found in Note 1 to the financial statements.

Carbon Emissions

This annual report for the year ended 31 December 2022 is the third annual report in which the Group is reporting its carbon emissions footprint.

The carbon footprints for the Group for the years ended 31 December 2022 and 2021 are as follows:

	Year ended 31 December 2022			Year ended 31 December 2021

Scope	tCO2e	% Total Emissions	Per FTE*	tCO2e	% Total Emissions	Per FTE*

Scope 1	-	0.0%	-	-	0.0%	-

Scope 2	117,521	40.8%	0.7995	167,145	66.3%	0.7236

Scope 3	170,424	59.2%	1.1593	84,980	33.7%	0.3679

Total	287,946	100.0%	1.9588	252.125	100.0%	1.0915

*Full Time Employee

By Country:

	Year ended 31 December 2022			Year ended 31 December 2021

Scope	tCO2e	% Total Emissions	Per FTE*	tCO2e	% Total Emissions	Per FTE*

UK	88,625	30.8%	1.3428	126,684	50.2%	0.9212

Germany	17,678	6.1%	0.6547	14,164	5.6%	0.2114

USA	181,642	63.1%	3.3637	111,277	44.1%	3.2729

Total	287,946	100.0%	1.9588	252,125	100.0%	1.0614

*Full Time Employee

The Group was unable to obtain certain US-related emission figures from its partners and therefore these are not reflected in the numbers above.

For clarity, Scope 1 emissions are direct emissions produced by the burning of fuels. Scope 2 emissions are indirect emissions related to the generation of the electricity consumed and purchased by the Group. Scope 3 emissions are indirect emissions produced by the Group’s activity; these emissions are not owned or controlled by the Group. Scope 3 emissions primarily relate to business travel.

The organisational footprint of the Group is calculated in accordance with the Greenhouse Gas protocol for corporate accounting using an operational control approach. Scope 2 emissions are calculated using the location-based methodology. Currently, the Group reports on Scope 3 emissions relating to business travel only, in accordance with the Greenhouse Gas protocol for corporate accounting using a distance-based method.

The electricity consumption for the Group for Scope 2 activities was 415,454 KwH in 2022 and 583,906 KwH in 2021.

Where practical the Group enables remote working and also utilises online conferencing facilities to reduce business travel.

Future Developments

The Company’s research and development activities include one program in the clinic, two deprioritised product candidates and research programs targeting novel applications for gene therapy, for which it has, through owned and in-licensed intellectual property rights, development and worldwide commercial rights.

In the next year, the Company will continue to develop and seek to identify gene therapies for the treatment of chronic debilitating diseases with high unmet need.

Events after the balance sheet date

On 8 February 2023, the Company closed the previously announced sale of its German subsidiary, Freeline Therapeutics GmbH, and certain intellectual property rights pertaining to the business of Freeline Therapeutics GmbH, to Ascend Gene and Cell Therapies Limited (“Ascend”), for $25 million, subject to purchase price adjustments. At closing, the Company and Ascend entered into an intellectual property deed of assignment and license and a transition services agreement (the “Transition Services Agreement”), pursuant to which Ascend will provide certain services in the area of development and manufacturing to the Company. The Company agreed to utilise, and Ascend agreed to make exclusively available to the Company, no fewer than 15 full-time employee equivalents, or “FTEs” (as defined in the Transition Services Agreement), per annum for a guarantee period of 18 months following the Transition Services Agreement’s effective date. The Company also agreed to pay Ascend a guaranteed minimum of approximately $7.9 million in respect of FTE costs during such period, $2.6 million of which were paid upfront.

On 21 March 2023, we entered into an exclusive patent and know-how license agreement with Forcefield Therapeutics Limited (“Forcefield”), a company controlled by Syncona Limited (“Syncona”). Under the terms of the agreement, Forcefield granted us an exclusive license under certain patent rights to develop and commercialise AAV gene therapies for certain cardiac conditions and a non-exclusive license to certain know-how. We were required to make an upfront payment to Forcefield of £0.5 million or $0.6 million and may be required to make up to £18.3 million ($22.0 million) in development and regulatory milestone payments, and pay Forcefield a mid-single-digit percentage royalty on net sales of certain royalty products on a product-by-product and country-by-country basis, until the later of (a) the expiration of the last valid licensed patent claim covering such product in such country or (b) ten years from the first commercial sale of such product sold in that country or 20 years from the date upon which the agreement was signed. We also agreed to make payments to Forcefield in accordance with a workplan to be agreed in connection with a sponsored research agreement entered into between Forcefield and a non-profit organisation.

On 24 March 2023, we entered into an exclusive patent and know-how license agreement with Syncona IP Holdco (2) Limited (“Syncona Holdco”), a company controlled by Syncona. Under the terms of the agreement, we granted Syncona Holdco an exclusive license under certain patent rights related to an immune-modifying protein to develop and commercialise the technology other than in respect of liver-directed gene therapies and a non-exclusive license to certain know-how. Syncona Holdco was required to make an upfront payment to us of £0.5 million or $0.6 million and may be required to make up to £12.5 million or $15.1 million in development and regulatory milestone payments, and pay us a low-single-digit percentage royalty on net sales of certain licensed products and know-how products on a product-by-product and country-by-country basis, commencing on the date of the first commercial sale of such product in such country until (in respect of licensed products) the expiration of the last valid licensed patent claim covering such product in such country or (in respect of know-how products) 20 years from the date upon which the agreement was signed.

During the first quarter of 2023, the Company completed a financial and organisational assessment to increase efficiencies and reduce operating expenses. As a result of this assessment, the Company reduced its U.S. and U.K. workforce by nearly 30%. The Company incurred total expenses relating to the workforce reduction of $1.1 million of charges, consisting of severance and termination-related costs, which will be recognized as operating expenses.

On 12 May 2023, the Company changed the ratio of its ADSs to its ordinary shares (the “ADS Ratio”) from the previous ADS Ratio of one ADS to one ordinary share to a new ADS Ratio of one ADS to fifteen ordinary shares. The change in the ADS Ratio had the same effect as a one-for-fifteen reverse ADS split and was intended to enable the Company to regain compliance with the Nasdaq minimum bid price requirement.

On 18 May 2023, the Group entered into a Mutual Release and Settlement Agreement (the “Settlement Agreement”), with Brammer Bio MA, LLC (“Brammer”) to resolve the arbitration arising from the Dedicated Manufacturing and Commercial Supply Agreement, dated 30 June 2020, by and between Freeline Therapeutics Limited and Brammer (the “DMCSA”). Pursuant to the terms of the Settlement Agreement, the Group will pay to Brammer a total of $2.25 million. Subject to specified conditions and exceptions, the parties will dismiss the arbitration, and each party will release the other party from any and all claims arising from the parties’ business relationship.

Disclosure of information to auditor

In accordance with Section 418 of the Companies Act 2006, each director in office at the date the Directors’ Report is approved confirms that:

•	so far as the director is aware, there is no relevant audit information of which the Group’s and the Company’s auditor is unaware; and
•

he/she has taken all the steps that he/she ought to have taken as a director in order to make himself/herself aware of any relevant audit information and to establish that the Group’s and the Company’s auditor is aware of that information.

Independent auditor

The Group’s auditor, Deloitte LLP, have indicated their willingness to continue in office, and a resolution that they be re-appointed will be proposed at the annual general meeting.

Directors’ Responsibilities Statement

The directors are responsible for preparing the Annual Report and the Financial Statements, in accordance with applicable law and regulations.

Company law requires the directors to prepare Financial Statements for each financial year. Under that law, the Directors elected to prepare the Group’s consolidated Financial Statements in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and the Company’s Financial Statements in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice), including Financial Reporting Standard 102 (“FRS 102”). Under company law, the directors must not approve the accounts unless they are satisfied that they give a true and fair view of the state of affairs of the Group and the Company and of the profit or loss of the Group and Company for that period.

In preparing the Company’s Financial Statements, the directors are required to:

•	select suitable accounting policies and then apply them consistently;
•	make judgements and accounting estimates that are reasonable and prudent;
•

state whether applicable United Kingdom Generally Accepted Accounting Practices including FRS 102, have been followed, subject to any material departures disclosed and explained in the Company’s Financial Statements, respectively; and

•	prepare the Financial Statements on the going concern basis unless it is inappropriate to presume that the Company will continue in business.

In preparing the Group’s Financial Statements, US GAAP requires that directors:

•	properly select and apply accounting policies;
•	present information, including accounting policies, in a manner that provides relevant, reliable, comparable, and understandable information;

•

provide additional disclosures when compliance with the specific requirements in US GAAP are insufficient to enable end users to understand the impact of transactions, other events and conditions on the entity’s financial position and financial performance; and

•	make an assessment of the Company’s ability to continue as a going concern.

The directors are responsible for keeping adequate accounting records that are sufficient to show and explain the Group’s transactions and disclose with reasonable accuracy at any time the financial position of the Group and enable them to ensure that the Financial Statements comply with the Companies Act 2006. They are also responsible for safeguarding the assets of the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The directors are responsible for the maintenance and integrity of the corporate and financial information included on the Group’s website. Legislation in the United Kingdom governing the preparation and dissemination of Financial Statements may differ from legislation in other jurisdictions

Responsibility statement

We confirm that to the best of our knowledge:

•

the Financial Statements, prepared in accordance with the relevant financial reporting framework, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group and the undertakings included in the consolidation taken as a whole;

•

the Strategic Report includes a fair review of the development and performance of the business and the position of the Group and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face; and

•

the Annual Report and Financial Statements, taken as a whole, are fair, balanced, and understandable and provide the information necessary for shareholders to assess the Group’s position and performance, business model and strategy.

This responsibility statement was approved by the board of directors on 31 May 2023 and is signed on its behalf by:

/s/ Michael J. Parini
Executive Director & Chief Executive Officer Michael J. Parini

Directors’ Remuneration Report

Annual statement by the Chair of the Remuneration Committee

The information provided in this part of the Directors’ Remuneration Report is not subject to audit:

Dear Shareholder,

As the Chair of the Remuneration Committee (the “Committee”), I am pleased to present, on behalf of the board of directors (the “Board”) of Freeline Therapeutics Holdings plc (the “Company” or “Freeline”), the Directors’ Remuneration Report for the year ended 31 December 2022 (the “Report”).

The Report will be subject to an advisory vote at the forthcoming Annual General Meeting on 28 June 2023 (the “AGM”). The Directors’ Remuneration Policy (the “Policy”) was approved by shareholders at the Annual General Meeting on 28 June 2021 and will remain in force for three years from that date (until the Annual General Meeting in 2024, or until a revised remuneration policy is approved by shareholders).

Introduction

Against the backdrop of a challenging market environment for the pre-commercial biotechnology sector with high inflation and rising interest rates, Freeline took necessary steps during 2022 to streamline the organisation and extend its cash runway through a series of difficult but important strategic and cost-saving initiatives, including:

•

prioritising the development of FLT201 in Gaucher Disease, a potentially first- and best-in-class asset, and deprioritising development of FLT190 for Fabry disease (in April 2023) and FLT180a for haemophilia B;

•

selling its German subsidiary, Freeline Therapeutics GmbH, which employed approximately 55 employees and focused on chemistry, manufacturing and controls (“CMC”), for $25 million, subject to purchase price adjustments; and

•

executing a series of workforce reductions which have resulted in Freeline’s overall headcount falling from 235 employees at the end of 2021 to roughly 100 employees at the end of 2022 (after adjusting for the sale of Freeline’s Germany subsidiary, which completed in February 2023). A further workforce reduction announced in April 2023 brought the overall workforce down to approximately 65 employees.

The Company has made important investments in senior executive talent over 2022, through the appointment of several key executives, including Henning R. Stennicke, PhD, as Chief Scientific Officer to lead research and discovery, Nicole Jones as Chief People Officer and Paul Schneider as Chief Financial Officer and, from 30 March 2023, as an executive director.

With a streamlined organisation and new leadership team in place, the Company is looking ahead to key milestones in the development of FLT201 in Gaucher disease and is actively screening patients for dosing in its GALILEO-1 Phase 1/2 trial. The first data read-out from the first cohort is expected in the third quarter of 2023.

From 2023 and beyond, the Committee’s role will be to ensure that directors and senior executives at Freeline are appropriately compensated and incentivised to deliver growth to shareholders in a long-term and sustainable manner. The Committee will seek to accomplish this by implementing remuneration programmes that are grounded in market practice, effective at driving proper executive behaviours, clearly link pay with performance and are cost-efficient overall to shareholders. The Committee also considers non-executive directors within the Policy and considers that the current remuneration strategy provides an appropriate level of remuneration for their services.

As many of the previously issued and outstanding equity awards have been recycled and returned to the pool of shares available for award grants (as a result of workforce reductions), the Committee has continued to leverage the available share pool to deliver competitive equity ownership to the remaining organisation. Where required, management, with the support of the Committee, has taken decisive action to make off-cycle retention grants to wider critical-to-retain employees. In doing so, the Committee strives to maintain a market-appropriate balance between employee and investor ownership, acknowledging that many of the options issued immediately post-IPO are significantly underwater and are unlikely to be exercised and dilute shareholders in the near term.

The Board is committed to continued remuneration-related dialogue with shareholders. The Committee will consider shareholder feedback received following the AGM, as well as any additional feedback and guidance received from time to time. This feedback will be considered by the Committee as it develops the Company’s remuneration framework and practices going forward. Assisted by its independent adviser, the Committee also actively monitors developments in the expectations of institutional investors and their representative bodies.

The Global Marketplace for Talent

Freeline is a global biopharmaceutical company with operations in both the United Kingdom and the United States. The majority of its senior executive team and Board is based in the United States. Although the Company intends for both countries to be areas of growth and importance both now and in the future, the US biopharmaceutical market is very competitive and continues to serve as the primary market reference for the Committee when evaluating remuneration levels and practices. This helps attract and retain directors and motivate the superior talent needed to successfully manage the Company’s operations worldwide. Where executives have been based outside of the United States, secondary regional benchmarks have also been considered to manage cash remuneration at an appropriate local market level, particularly where exchange rates against the US Dollar have been volatile.

While the Committee references US market practice as the primary benchmark for both executive and non-executive director remuneration, it also takes account of UK market practice and any additional relevant local market practice. Freeline will consider both local market practice and the interests of shareholders when making pay decisions that are globally consistent in philosophy and approach but are adapted to meet local market requirements.

In taking any actions, the Committee is mindful of general UK compensation frameworks, including investor bodies’ guidance and the UK Corporate Governance Code, and has incorporated practices into its remuneration programs and policies where it believes they best serve the long-term interests of shareholders.

Corporate Governance Standards

Freeline is a “foreign private issuer,” as defined by the US Securities and Exchange Commission. As a result, in accordance with Nasdaq listing requirements, the Company may rely on home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. Freeline complies with the directors’ remuneration reporting regulations under Schedule 8 of the Large and Medium-sized Companies and Groups (Accounts and Reports) 2008 (as amended), as required by the UK Companies Act 2006, and voluntarily follows most Nasdaq corporate governance rules.

The Board presently has seven members. As a foreign private issuer, under the listing requirements and rules of Nasdaq, Freeline is not required to have independent directors on the Board, except that the audit committee is required to consist fully of independent directors, subject to certain phase-in schedules. The Board determined that Chris Hollowood, Colin A. Love, Jeffrey A. Chodakewitz, Julia P. Gregory and Martin Andrews, representing five of our seven directors, do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under Nasdaq general independence rules. For audit committee purposes, the Board has determined that each of Martin Andrews, Julia P. Gregory and Colin A. Love are independent directors under Nasdaq listing rules and under Rule 10A-3 under the US Securities Exchange Act of 1934, as amended.

Remuneration Programme Highlights

During 2022, the Committee undertook a number of activities to review and update, as appropriate, a broad range of remuneration programmes and policies, including:

•	reviewing the Company’s executive compensation peer group and making changes to reflect current market conditions;
•	approving several compensation packages for critical executive new hires and promotions;
•	reviewing the Company’s wider equity strategy, managing the equity pool to ensure sufficient funding for competitive equity grants to new hires and ongoing staff;
•	adopting a short-term incentive plan to enhance the Company’s ability to provide a framework for rewarding employees with an annual bonus based on individual and business performance;
•	adopting a malus policy to provide for the reduction or forfeiture of certain remuneration from executives and directors in the event of certain malus conduct;
•	awarding both employees (including the executive directors) and non-executive directors with market value awards under the Company’s equity incentive plan;
•	reviewing workforce reductions that would extend the cash runway of the organisation;
•	conducting a benchmarking review covering both executive and non-executive directors;
•	developing and receiving shareholder approval of the Company’s second Directors’ Remuneration Report;
•	considering, reviewing and approving the short-term objectives for the annual bonus for the financial year; and
•	exercising discretion in assessing performance against the short-term objectives for the financial year and approved the level of bonuses to be paid to the CEO, as discussed below.

2023 Salary Outcome

Salaries are normally reviewed annually in the first quarter of the year with an effective date of 1 April. For 2023, it was agreed by the Committee that the CEO would be awarded a salary increase of 2.5%, which was agreed upon evaluation of a range of factors, including his position relative to the Company’s executive compensation peer group and his performance over the prior year. This increase was below the 4% overall budget for salary increases for the wider eligible employee base.

2022 Bonus Outcome

The CEO was once again eligible to receive a target bonus of 55% of salary for 2022. In 2021, 50% of the target bonus was subject to strategic corporate goals with the remaining 50% tied to individual performance. In 2022, a multiplier based on performance against strategic corporate goals and a multiplier based on a qualitative assessment of the CEO’s individual performance by the Committee were applied to the CEO’s target bonus. A corporate multiplier of 117% was awarded, and an individual bonus multiplier of 125% was awarded (each within a minimum of 0% and a maximum of 150%). This resulted in a total bonus of 146% of target (within a minimum of 0% and a maximum of 225%), which payment equalled 80% of salary. The Committee noted that the CEO had exceeded expectations through his strong leadership through a difficult period of cost rationalisation that has put the Company on more solid financial footing to focus its resources on advancing FLT201, which has the potential to be a first- and best-in-class gene therapy for Gaucher disease Type 1.

2023 Equity Approach

With all of the historical option grants to employees underwater and a critical two-year time horizon to retain and motivate the team to execute on its clinical strategy, the Committee agreed to shorten the overall vesting period of the 2023 annual awards from four to three years. Notwithstanding the service-based vesting, the 2023 awards granted across the employee organisation are also subject to vesting acceleration upon achievement of two distinct milestones related to progression of the Company’s FLT201 product candidate toward initiation of a Phase 3 clinical trial. The Committee believes this performance-based vesting will create alignment across the employee organisation towards achieving these critical value-driving milestones for shareholders.

Conclusion

I would like to finish by thanking Freeline co-founder Amit Nathwani, following his retirement from the Board in March 2023. I have greatly appreciated the support that Amit has provided me since we co-founded Freeline in 2015, and I am pleased that he will continue to be involved with the Company as a Clinical and Scientific Adviser.

I hope that you find the information in this Report helpful, and look forward to the AGM, where we hope to have your support.

Yours sincerely

Dr. Chris Hollowood

Remuneration Committee Chair

31 May 2023

Directors’ Remuneration Policy

The current Policy for the Company’s directors was put forward for approval by shareholders in a binding vote at the Annual General Meeting on 28 June 2021 and approved with a vote of 82.44% of all ordinary shares represented in favour. The Policy took effect from the date of approval and applies for a period of three years, until 2024. It can be found on page 16 of the Company’s 2020 Annual Report and Accounts at https://www.freeline.life/media/1395/freeline-ar-combo-2up_revised.pdf .

Annual Report on Remuneration

This part of the Report has been prepared in accordance with Schedule 8 of the Large and Medium-sized Companies and Groups (Accounts and Reports) (Amendment) Regulations 2008 (as amended). Since the Company does not have a premium listing on the London Stock Exchange, it is under no obligation to comply with the UK Corporate Governance Code, but best practice and good governance have been considered when preparing this Report. The Report on Remuneration and the Annual Statement by the Chair of the Committee will be put to a single advisory shareholder vote at the AGM on 28 June 2023.

Remuneration Committee

The remuneration of the executive directors is determined by the Committee.

The members of the Committee during the year were all non-executive directors. Chris Hollowood chaired the Committee, and Martin Andrews and Jeffrey A. Chodakewitz were members of the Committee throughout the year.

No conflicts of interest have arisen during the period and none of the members of the Committee has any personal financial interest in the matters discussed, other than as shareholders. Chris Hollowood is currently the Chief Executive Officer of Syncona and served as the Chief Investment Officer during 2022 until his promotion to CEO on 1 January 2023. He acts as Syncona’s representative on the Board of Freeline. The fees of the non-executive directors are approved by the Board on the recommendation of the Committee. During the reporting period, the Committee met six times formally. Details of attendees are as below.

Meetings Attendance

Attendance
Chris Hollowood	6 of 6
Martin Andrews	6 of 6
Jeffrey A. Chodakewitz	6 of 6

The CEO is invited to attend meetings where appropriate. No individual is present when matters relating to their own remuneration are discussed.

Advisors to the Remuneration Committee

During the year, the Committee received independent advice from the executive compensation practice of Aon Solutions UK Limited (“Aon”). Aon advises the Committee on all aspects of director and senior executive remuneration. Since the IPO, Aon has assisted with the drafting of the Policy and the Report and has updated the Committee on UK and US remuneration reporting and corporate governance best practice. In relation to work carried out in 2022, fees charged by Aon for advice provided to the Committee amounted to approximately $143,000 (excluding VAT).

Activity in the Period

What has the Committee done in the year:

•	evaluated the efficacy of the Company’s Policy and strategy;

•	reviewed and determined remuneration to be paid to the Company’s CEO;

•	reviewed and made recommendations to the Board regarding remuneration for non-executive directors;

•	established the design and set the performance targets (where relevant) of the Company’s share incentive plans;

•	assessed the appropriateness and subsequent achievement of the performance targets related to the Company’s bonus plan;

•	prepared any report on executive remuneration required by the rules and regulations of the US Securities and Exchange Commission, Nasdaq and as required under English law;

•

reviewed, evaluated, and approved employment agreements, service contracts, severance agreements, change-of-control protections, corporate performance goals and objectives, and other compensatory arrangements of the executive officers and other senior management and adjusted remuneration, as appropriate; and

•	evaluated and approved remuneration plans and programs and established equity remuneration policies.

The Committee is formally constituted and operates on a written Remuneration Committee Charter, which is available on the Company’s website, https://www.freeline.life/investors/corporate-governance/.

Statement of Shareholder Voting at AGM

The latest votes cast by proxy and at the applicable AGM with respect to the 2022 Report and the 2021 Policy were as follows:

	Votes For			Votes Against		Votes Withheld
Resolution	Year of AGM	% of votes cast	Number of votes	% of votes cast	Number of votes	Number of votes
2. To approve the Directors’ Remuneration Report	2022	90.9%	44,332,434	9.1%	4,440,995	5,960,354
3. To approve the Directors’ Remuneration Policy	2021	82.4%	25,003,075	17.6%	5,327,023	284,835

Single Figure of Remuneration (audited)

The table below provides a breakdown of the various elements of the directors’ pay for the years ended 31 December 2022 and 31 December 2021:

Director	Year	Salary/Fees ($000s)	Benefits ($000s)	Pension ($000s)	Total Fixed Remuneration ($000s)	Annual Bonus ($000s)	Share- Based Payment Expense ($000s)[5]	Total Variable Remuneration ($000s)	Other ($000s)	Total Remuneration ($000s)
Executive Directors
Michael J. Parini[1]	2022	$591	$0	$0	$591	$485	$1,084	$1,569	$0	$2,160
	2021	$169	$0	$0	$169	$196	$171	$367	$0	$536
Theresa Heggie[2]	2022	$0	$0	$0	$0	$0	$0	$0	$0	$0
	2021	$387	$0	$21	$408	$0	$4,114	$4,114	$419	$4,940
Non-Executive Directors
Chris Hollowood[3]	2022	$0	$0	$0	$0	$0	$93	$93	$0	$93
	2021	$0	$0	$0	$0	$0	$103	$103	$0	$103
Amit Nathwani[4]	2022	$180	$0	$0	$180	$0	$275	$275	$0	$455
	2021	$193	$0	$0	$193	$0	$320	$320	$0	$512
Martin Andrews	2022	$52	$0	$0	$52	$0	$102	$102	$0	$154
	2021	$58	$0	$0	$58	$0	$110	$110	$0	$168
Jeffrey Chodakewitz	2022	$52	$0	$0	$52	$0	$114	$114	$0	$166
	2021	$53	$0	$0	$53	$0	$110	$110	$0	$163

Director	Year	Salary/Fees ($000s)	Benefits ($000s)	Pension ($000s)	Total Fixed Remuneration ($000s)	Annual Bonus ($000s)	Share- Based Payment Expense ($000s)[5]	Total Variable Remuneration ($000s)	Other ($000s)	Total Remuneration ($000s)
Julia P. Gregory	2022	$58	$0	$0	$58	$0	$114	$114	$0	$172
	2021	$59	$0	$0	$59	$0	$111	$111	$0	$170
Colin A. Love	2022	$47	$0	$0	$47	$0	$46	$46	$0	$93
	2021	$38	$0	$0	$38	$0	$21	$21	$0	$60
Total	2022	$979	$0	$0	$979	$485	$1,827	$2,312	$0	$3,291
	2021	$957	$0	$21	$978	$196	$5,060	$5,256	$419	$6,652

Notes to the table:

1.	Appointed as CEO and executive director on 15 August 2021. The 2021 figures exclude Mr. Parini’s remuneration as Chief Operating Officer before his appointment to CEO and executive director.
2.

Salary represents Ms. Heggie’s salary and accrued vacation to 15 August 2021, the date of her termination. Share-based payment expense for Ms. Heggie reflects (i) $2.6 million cash payment upon vesting of 75% of an upfront option grant over 174,898 shares that were cash-settled automatically at a fixed price (limiting both upside and downside exposure) on the first anniversary of Ms. Heggie’s employment commencement date (Ms. Heggie forfeited the remaining unvested 25% portion of this option on 15 August 2021, and the Company has issued no other cash-settled equity grants or arrangements to anyone else) and (ii) $1.5 million in share-based compensation expense recognised during the year ended 31 December 2021 in connection with her vested equity awards. The “Other” column includes (i) $240,467 cash severance payment paid pursuant to Ms. Heggie’s separation agreement, (ii) $96,773 of payments in lieu of the 12 months of notice Ms. Heggie was entitled to under her employment agreement, paid from the date of her termination through 31 December 2021 pursuant to her separation agreement and (iii) $81,550 of payments in lieu of notice accrued and payable from 31 December 2021 through the first anniversary of the date of her termination. In line with the general workforce, the Company contributed an amount equal to 6% of Ms. Heggie’s salary to a defined contribution pension scheme to fulfil statutory pension requirements.

3.	As the representative of Syncona, Mr. Hollowood does not receive fees from the Company.
4.	Consists of Mr. Nathwani’s consulting fees as the Company’s Clinical and Scientific Adviser.
5.

Except as otherwise indicated, represents the share-based compensation expense recognised during the year ended 31 December 2022 in connection with each director’s vested equity awards. The Company recognises compensation expense for equity awards based on the grant date fair value of the award. For equity awards that vest based on a service condition, the share-based compensation expense is recognised on a straight-line basis over the requisite service period. For a description of the assumptions used in valuing option awards, see Note 8 to the audited consolidated financial statements included in this Annual Report.

2022 Annual Bonus

In 2022, the CEO’s bonus of $485,384 was based on a mix of corporate measures that make progress towards the Company’s strategic goals and personal performance objectives based on a qualitative review by the Committee. In 2021, 50% of the target bonus was subject to strategic corporate goals with the remaining 50% tied to individual performance. In 2022, multipliers based on achievement of both strategic corporate goals and individual performance objectives were applied to the CEO’s target bonus. The overall bonus outcome resulted in a pay-out of 80.44% of salary (146% of target, within a minimum of 0% and a maximum of 225%) as set forth below:

2022 Objectives	Achievement	Target	Maximum	Achievement Percentage	Bonus Outcome
	CORPORATE / STRATEGIC TARGETS
Clinical Programmes	Exceeds	36.0%	60.0%	37.0%
Research and Platform	Exceeds	31.0%	40.0%	36.0%
Corporate and Financial	Exceeds	15.0%	25.0%	23.0%
Organizational and Corporate Development	Exceeds	18.0%	25.0%	21.0%
Total corporate / strategic targets	Exceeds	100.0%	150.0%	117.0%	117% * 55% of salary at target = 64.35% of salary

	INDIVIDUAL PERFORMANCE MULTIPLIER
Individual performance	Exceeds	100.0%	150.0%	125.0%	125% * 64.35% of salary = 80.44% of salary

TOTAL BONUS					80.44% of Salary 146% of Target within Minimum 0% and Maximum 225%

Each of the corporate objectives above was divided into a series of sub-areas of specific target and stretch goals. Although the Company received no or only partial credit in certain clinical and research objectives, stretch achievement goals were achieved in other clinical and research areas, alongside strong performance on corporate, financial and organisational and corporate development objectives. This included the Company’s $26.1 million registered direct offering, the sale of its German subsidiary for $25 million and its success recruiting senior executive talent and reducing cash burn.

Based on a qualitative assessment of the CEO’s individual performance by the Committee, an individual performance multiplier of 125% of the target was awarded. The Committee noted that the CEO had exceeded expectations through his strong leadership through a difficult period of cost rationalisation. This included rigorously assessing the Company’s strategic priorities based on its financial position and the capital needs associated with advancing three clinical-stage programs in parallel and steering the sale of the Company’s German subsidiary, Freeline Therapeutics GmbH, which closed in February 2023. His strategic delivery has put the Company on more solid financial footing to focus its resources on advancing FLT201, which has the potential to be a first- and best-in-class gene therapy for Gaucher disease Type 1. The Committee is satisfied that the overall bonus outcome is appropriate. The CEO is not required to defer any part of his bonus.

Omnibus Incentive Plan (OIP) (audited)

Awards Granted in the Year

The CEO was granted the following market value options in the year, with the exercise price equal to the closing sales price of an ADS on the last trading day before the grant date and vesting subject to continued employment only:

Executive Director	Form of award		Date of grant	Number of shares	Per share exercise price ($)	Face value at date of grant ($000s)[2]	Fair value at date of grant ($000s)[3]	Vesting end date	Expiry date
Michael Parini	Options	[1]	31/01/2022	900,000	1.18	1,062	655	31/01/2026	31/01/2032

Notes to the table:

1.	Vesting commences 12 months from the grant date with 25% vesting on the first anniversary of the grant date and the remaining 75% vesting pro rata on a monthly basis for the next 36 months.
2.	The face value at the date of grant of the option was calculated using the closing sales price of an ADS ($1.18) on the last trading day before the grant date (31 January 2022).
3.

The fair value of the option is based on a Black-Scholes calculation. For a description of the assumptions used in valuing options, see Note 8 to the audited consolidated financial statements included in this Annual Report.

The Committee considered a variety of factors in determining the number of shares granted subject to awards to the CEO, including external competitive market assessments by Aon, corporate and individual performance and rate of use of the equity pool on an annual basis.

Non-executive directors were also granted the following options during the year, each vesting based on continued service only:

Non-Executive Director	Form of award[1]	Date of grant	Number of shares	Per share exercise price($)[2]	Face value at date of grant ($000s)	Fair value at date of grant ($000s)	Vesting end date	Expiry date
Martin Andrews	Options	30/06/2022	27,000	0.88	24	16	30/06/2026	29/06/2032
Jeffrey Chodakewitz	Options	30/06/2022	27,000	0.88	24	16	30/06/2026	29/06/2032
Julia Gregory	Options	30/06/2022	27,000	0.88	24	16	30/06/2026	29/06/2032
Colin Love	Options	30/06/2022	27,000	0.88	24	16	30/06/2026	29/06/2032
Amit Nathwani	Options	30/06/2022	27,000	0.88	24	16	30/06/2026	29/06/2032
Chris Hollowood	N/A - Did not receive due to relationship with Syncona

Notes to the table:

1.	Vesting in full 12 months from the grant date.
2.	The per share exercise price of all of these options is equal to the closing sales price of an ADS on the last trading day before the grant date.

In addition, Dr. Nathwani was granted restricted share units (“RSUs”) over 10,000 shares on 8 April 2022, at a grant date value of $10,154, in connection with services provided to the Company during 2021 as interim Chief Scientific Officer outside of his role as a non-executive director. The RSUs vested in full six months from the first full month of grant on 31 October 2022.

Awards Vesting in the Year

The following awards vested in the year based on continued service. No options were exercised during the reporting year. See detail below:

Executive Director	Form of award	Date of grant	Number of shares	Unvested on 1/1/22	Vested in period	Lapsed in period	Exercised/settled in period	Unvested on 31/12/22	Outstanding on 31/12/22
Michael Parini	Options	31/03/2021	296,000	296,000	129,500	-	-	166,500	166,500
	Options	16/08/2021	775,000	775,000	258,333	-	-	516,667	516,667

Non-Executive Director	Form of award	Date of grant	Number of shares	Unvested on 1/1/22	Vested in period	Lapsed in period	Exercised in period	Unvested on 31/12/22	Outstanding on 31/12/22
Amit Nathwani	Restricted Shares	22/05/2015	9,481	-	-	-	N/A	-	-
	Restricted Shares	22/05/2015	13,474	-	-	-	N/A	-	-
	Restricted Shares	22/05/2015	19,839	2,067	2,067	-	N/A	-	-
	Restricted Shares	11/09/2019	18,779	2,348	2,348	-	N/A	-	-
	Restricted Shares	11/09/2019	2,478	1,085	620	-	N/A	465	465
	Option	29/06/2020	61,117	38,199	15,280	-	-	22,919	61,117
	Option	07/08/2020	25,344	16,896	6,336			10,560	25,344
	Option	30/06/2021	19,000	16,625	4,750	-	-	11,875	19,000
Colin Love	Option	30/06/2021	28,667	28,667	12,541	-	-	16,126	28,667
Martin Andrews	Option	29/06/2020	5,764	3,603	1,441	-	-	2,162	5,764
	Option	29/06/2020	21,763	4,081	4,081	-	-	-	21,763
	Option	29/06/2020	13,951	6,104	3,488	-	-	2,616	13,951
	Option	30/06/2021	19,000	16,625	4,750	-	-	11,875	19,000
Jeffrey Chodakewitz	Option	29/06/2020	5,764	3,603	1,441	-	-	2,162	5,764
	Option	29/06/2020	35,714	15,624	8,928			6,696	35,714
	Option	30/06/2021	19,000	16,625	4,750	-	-	11,875	19,000
Julia P. Gregory	Option	29/06/2020	41,478	25,924	10,369	-	-	15,555	41,478
	Option	30/06/2021	19,000	16,625	4,750	-	-	11,875	19,000
Chris Hollowood	Option	07/08/2020	33,288	22,192	13,870	-	-	8,322	33,288

Payments to Past Directors and Loss of Office (audited)

No payments were made to former directors of the Company during the year.

External Directorships

The Board believes that it may be beneficial to the Company for executives to hold certain roles outside the Company, provided that the Company’s business takes priority. Any such appointments are subject to the prior written consent of the Board and the director may retain any fees received. Michael Parini did not at any point during 2022 (and does not currently), hold any external directorships.

Directors’ Shareholding and Share Interests (audited)

The share interests of each director as at 31 December 2022 (together with interests held by their connected persons) are set out in the table below. As a direct link between executive remuneration and the interests of shareholders, the Committee has implemented shareholding guidelines for executive directors. The guidelines require that executive directors build up and maintain an interest in the ordinary shares of the Company that is 200% of their salary within five years from the later of the introduction of the guidelines or appointment. As Mr. Parini became an executive director on 15 August 2021, he has until 15 August 2026 to be in compliance.

Executive directors are required to retain at least 50% of shares (net of tax) from awards made under the OIP until the target shareholding is attained.

Non-executive directors are not subject to any shareholding guidelines.

		Shares		Options
Director	Beneficially owned shares as at 31 December 2022	Unvested without performance conditions	Unvested with performance conditions	Vested but unexercised	Unvested without performance conditions	Unvested with performance conditions	Current shareholding (% of salary)	Shareholding requirement met?
Michael J. Parini	-	-	-	387,833	1,583,167	-	0%	No
Chris Hollowood	-	-	-	19,418	13,870	-	N/A	N/A
Amit Nathwani	73,586	465	-	60,107	72,354	-	N/A	N/A
Martin Andrews	-	-	-	43,825	11,875	-	N/A	N/A
Jeffrey Chodakewitz	-	-	-	39,745	47,733	-	N/A	N/A
Julia P. Gregory	-	-	-	33,048	54,430	-	N/A	N/A
Colin A. Love	-	-	-	12,541	43,126	-	N/A	N/A

The information provided in this part of the Report is not subject to audit:

TSR Performance Graph (not audited)

The graph below shows the Company’s Total Shareholder Return (“TSR”) performance compared with that of the SPDR S&P Biotech ETF (“XBI”) over the period from the date of the Company’s admission to Nasdaq (7 August 2020) to 31 December 2022. As the XBI is a modified equal weight index, it places a greater relative weighting on small- and mid-cap biotechnology organisations, which the Company believes offers the best industry comparison for relative performance. TSR is defined as the return on investment obtained from holding a company’s shares over a period. It includes dividends paid, the change in the capital value of the shares and any other payments made to or by shareholders within the period. Relative to Freeline’s executive compensation peer group of biotechnology companies at early stages of clinical development with a therapeutic focus on gene therapy and other rare diseases, Freeline’s 2022 one-year TSR of -76% was consistent with the median performance of the group, reflecting the particularly challenging year for biotechnology companies with this focus.

Total shareholder return

Source: FactSet

This graph shows the value, by 31 December 2022, of $100 invested in Freeline Therapeutics on the date of Admission (07 August 2020), compared with the value of $100 invested in the SPDR S&P Biotech (XB) Index on a daily basis.

Aligning Pay with Performance

The total remuneration figure for the CEO is shown in the table below, along with the value of bonuses paid and performance-based OIP awards that vested, as a percentage of the maximum opportunity:

Chief Executive Officer	2020	2021	2022
Total remuneration ($000s)[1]	$1,950	$5,476	$2,160
Actual bonus (% of maximum)	76%	68%	100%
OIP vesting (% of maximum)	N/A	N/A	N/A

Notes to the table:

1.

Total remuneration in 2021 reflects the sum of the compensation for the outgoing CEO, including her separation payments, and the incoming CEO (from the point of his election as an executive director). Excluding the one-time payments associated with the outgoing CEO’s separation, the CEOs’ total remuneration in 2021 was approximately $3.5 million, $2.6 million of which was associated with the vesting of 75% of an upfront equity grant to Ms. Heggie of an option over 174,898 shares that were cash-settled automatically at a fixed price (limiting both upside and downside exposure) on the one-year anniversary of her employment commencement date. Ms. Heggie forfeited the remaining unvested 25% portion of her cash-settled option on 15 August 2021 and the Company has issued no other cash-settled equity grants or arrangements to anyone else.

Percentage Change in the Remuneration of the Directors Compared to Other Employees

The table below shows a comparison of the annual change of each individual director’s pay to the annual change in average employee pay in the years ended 31 December 2022 and 2021:

	Change in pay between 31 December 2021 and 31 December 2022			Change in pay between 31 December 2020 and 31 December 2021
Director	Salary Change	Bonus Change	Pension and benefits change	Salary Change[2]	Bonus Change	Pension and benefits change
Executive Directors
Michael J. Parini[1]	2%	86%	n/a	n/a	n/a	n/a
Theresa Heggie	n/a	n/a	n/a	-17%	-100%	50%

Non-Executive Directors
Chris Hollowood[3]	n/a	n/a	n/a	n/a	n/a	n/a
Amit Nathwani	-7%	n/a	n/a	127%	n/a	n/a
Colin Love	23%	n/a	n/a	n/a	n/a	n/a
Martin Andrews	-10%	n/a	n/a	164%	n/a	n/a
Jeffrey Chodakewitz	-2%	n/a	n/a	130%	n/a	n/a
Julia P. Gregory	-2%	n/a	n/a	136%	n/a	n/a
Average Employee	7%	80%	10%	30%	-5%	119%

Notes to the table:

1.

The 2021 baseline for Mr. Parini based on change in salary from his appointment as CEO in 2021 to 2022. Bonus amount reflects change in full bonus paid for 2021 performance, including the portion relating to his service as Chief Operating Officer of the Company before 15 August 2021.

2.

The increases to non-executive director pay during 2021 are a result of the figures for the period ended 31 December 2020 relating to the period from the initial public offering in August 2020 to the end of the financial year only, compared with the full year figures for the year ended 31 December 2021. The employee figures have been based on full year figures for both years.

3.	As the representative of Syncona, Mr. Hollowood does not receive fees from the Company; therefore, no change in compensation is shown.

Relative Importance of the Spend on Pay

The table below illustrates the Company’s expenditure on pay, in comparison to distributions to shareholders by way of dividend payments:

	2021 ($000)	2022 ($000)	Change
Distributions to shareholders	$0	$0	N/A

Total employee pay expenditure[1]	$34,054	$26,273	-23%

Notes to the table:

1.	Total employee pay expenditure consists of cash payments for wages and salaries, which fell year-on-year due to workforce reductions.

Statement of Implementation of the Policy for 2023

Annual Base Salary

On 1 April 2023, Mr. Parini’s salary was increased by 2.5%. This decision was made upon evaluation of a range of factors, including his position relative to the Company’s executive compensation peer group and his performance over the prior year. This increase was below the 4% overall budget for salary increases for the wider eligible employee base.

	2022 Base Salary	2023 Base Salary	% Change
Michael J. Parini	$603,430	$618,500	2.5%

Benefits and Pension

No changes and in line with the Policy.

Annual Bonus

The 2023 annual bonus target opportunity for the CEO remains unchanged at 55% of base salary. The maximum potential bonus for 2023 is set at 225% of target, or 123.75% of salary.

Bonuses will be paid entirely in cash and will be based on both corporate and individual performance with the following weightings:

2023 Objectives	Target	Maximum

CORPORATE / STRATEGIC TARGETS

Clinical Execution	40.0%	55.0%
Scientific Engine for Growth	16.0%	26.0%
Build a Sustainable Organization	29.0%	49.0%
Create a Culture of Performance & Growth	15.0%	20.0%
Total corporate / strategic targets	100.0%	150.0%

INDIVIDUAL PERFORMANCE MULTIPLIER

Individual assessment over year	100.0%	150.0%

Specific targets are commercially sensitive and therefore are not disclosed in advance.

However, a description of the targets and performance against them will be disclosed in next year’s Annual Report and Accounts.

Omnibus Incentive Plan

The Committee granted an option over 1,039,500 shares and RSUs over 258,500 shares to the CEO on 31 January 2023. The option and RSUs vest in three equal annual tranches, subject to continued service, as detailed below:

Executive Director	Form of award	Date of grant	Number of shares	Per share exercise price ($)	Face value at date of grant ($000s)	Fair value at date of grant ($000s)	Vesting end date	Expiry date
Michael Parini	Options	31/01/2023	1,039,500	0.59	613,305	378,381	31/01/2026	31/01/2033
	RSUs	31/01/2023	258,500	n/a	152,515	152,515	31/01/2026	n/a

With all of the historical option grants to the CEO currently underwater (i.e. the per share exercise price is higher than the market value of an ADS) and a critical two-year time horizon to retain and motivate the team, the Committee agreed to shorten the overall vesting period of the 2023 annual awards from four to three years. Notwithstanding the service-based vesting, the 2023 awards are also subject to vesting acceleration upon achievement of two distinct milestones related to progression of the Company’s FLT201 product candidate toward initiation of a Phase 3 clinical trial. 50% of each award vests upon achievement of the first milestone and the remaining 50% vests upon achievement of the second milestone. If the milestones are not achieved, the awards would continue to vest based on their three-year service-based vesting schedule.

Non-Executive Director Fees

There are no changes proposed to non-executive director cash fees for 2023. Non-executive directors will receive the following annual retainers, which will be paid in cash:

Base fee:
Chairperson	$70,000
Board member	$40,000
Additional fees:
Audit Committee Chair	$15,000
Audit Committee member	$7,500
Remuneration Committee Chair	$10,000
Remuneration Committee member	$5,000
Nomination & Corporate Governance Committee Chair	$8,000
Nomination & Corporate Governance Committee member	$4,000

The Company provides an initial, one-time equity award (in the form of a share option) to each new non-executive director upon his or her election to the Board. Under normal circumstances, initial share awards vest monthly over three years. The Company also provides an annual equity incentive award (in the form of a share option) to each non-executive director. Options awarded annually will usually vest upon the first anniversary of the grant date. Each non-executive director will also be entitled to reimbursement of reasonable expenses.

INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS OF FREELINE THERAPEUTICS HOLDINGS PLC

Report on the audit of the financial statements

1.	Opinion

In our opinion:

•

the financial statements of Freeline Therapeutics Holdings PLC (the ‘parent company’) and its subsidiaries (the ‘group’) give a true and fair view of the state of the group’s and of the parent company’s affairs as at 31 December 2022 and of the group’s loss for the year then ended;

•	the group financial statements have been properly prepared in accordance with accounting principles generally accepted in the United States of America;

•

the parent company financial statements have been properly prepared in accordance with United Kingdom Generally Accepted Accounting Practice, including Financial Reporting Standard 102 “The Financial Reporting Standard applicable in the UK and Republic of Ireland”; and

•	the financial statements have been prepared in accordance with the requirements of the Companies Act 2006.

We have audited the financial statements which comprise:

•	the consolidated statement of operations;
•	the consolidated statement of comprehensive loss;
•	the consolidated and parent company balance sheets;
•	the consolidated statement of shareholders’ equity;
•	the parent company statement of changes in equity;
•	the consolidated statement of cash flows;
•	the related notes 1 to 20.

The financial reporting framework that has been applied in the preparation of the group financial statements is applicable law for the United Kingdom and accounting principles generally accepted in the United States of America. The financial reporting framework that has been applied in the preparation of the parent company financial statements is applicable law and United Kingdom Accounting Standards, including FRS 102 “The Financial Reporting Standard applicable in the UK and Republic of Ireland” (United Kingdom Generally Accepted Accounting Practice).

2.	Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (UK) (ISAs (UK)) and applicable law. Our responsibilities under those standards are further described in the auditor’s responsibilities for the audit of the financial statements section of our report.

We are independent of the group and the parent company in accordance with the ethical requirements that are relevant to our audit of the financial statements in the UK, including the

Financial Reporting Council’s (the ‘FRC’s’) Ethical Standard as applied to listed entities, and we have fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

3.	Material uncertainty related to going concern

We draw attention to Note 1(c) in the consolidated and parent company’s financial statements, which indicates that a material uncertainty exists that may cast significant doubt on the group and parent company’s ability to continue as a going concern.

The group has incurred net losses for the year ended 31 December 2022 of $89.1 million ($140.4 million for the year ended 31 December 2021) and has an accumulated deficit of $445.4 million as at 31 December 2022 ($356.3 million as at 31 December 2021). The group’s operations to date have been funded primarily through proceeds from sale of equity securities. It has cash and cash equivalents on hand as at 31 December 2022 of $47.3 million as well as the post year end completed sale of its German subsidiary, Freeline Therapeutics GmbH for $25.0 million, subject to purchase price adjustments.

The group has incurred recurring losses since inception and expects to continue to incur significant expenses and generate operating losses for the foreseeable future. Additional funding is required to support its continuing operations. If funds are not available, the group will be required to reduce spending and potential delay, limit, reduce or terminate its product research and development efforts in order to meet its obligations as they fall due for the foreseeable future.

As stated in note 1(c), these events or conditions, along with the other matters as set forth in note 1(c), indicate that a material uncertainty exists that may cast significant doubt over the group’s and parent company’s ability to continue as a going concern. Our opinion is not modified in respect of this matter.

In auditing the financial statements, we have concluded that the Directors’ use of the going concern basis of accounting in the preparation of the financial statements is appropriate.

Our evaluation of the directors’ assessment of the group’s and parent company’s ability to continue to adopt the going concern basis of accounting included:

•	Obtained an understanding of the relevant controls relating to going concern;
•	Challenging management’s assumptions used in the supporting cashflow forecasts, including the impact of restructuring programmes, sale of subsidiary and reprioritisation of clinical programmes;
•	Assessing management plans to address these;
•	Comparing forecasted results to subsequent actual results to consider accuracy of forecasts;
•	Considering the consistency of management’s forecasts with other areas of the audit, including the right-of-use asset impairment review and fair value model;
•	Assessing the impact of reverse stress testing on the Group’s funding position, including the appropriateness of performance recovery assumptions;
•	Considering contradictory evidence and subsequent events that could impact the going concern basis of accounting; and

•	Assessing appropriateness of the going concern disclosure including the associated risk on the assumptions.

Our responsibilities and the responsibilities of the directors with respect to going concern are described in the relevant sections of this report.

4.	Summary of our audit approach

Key audit matters	The key audit matters that we identified in the current year were:

•  Going concern (see material uncertainty related to going concern section);

•  Completeness of accrued research and development expenses;

•  Valuation of non-cash share-based compensation; and

•  Valuation of investments in subsidiaries (Company Only)

Within this report, key audit matters are identified as follows:

Newly identified

Increased level of risk

Similar level of risk

Decreased level of risk

Materiality	The materiality that we used for the group financial statements was $3.6 million which was determined on the basis of 3% operating expenses.

Scoping	Our audit scoping provides full scope coverage of 100% of operating expenses and 100% of total assets.

Significant changes in our approach	There have been no significant changes in our approach.

5.	Key audit matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial statements of the current period and include the most significant assessed risks of material misstatement (whether or not due to fraud) that we identified. These matters included those which had the greatest effect on: the overall audit strategy, the allocation of resources in the audit; and directing the efforts of the engagement team.

These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. In addition to the matter described in the material uncertainty related to going concern section, we have determined the matters described below to be the key audit matters to be communicated in our report.

5.1. Completeness of accrued research and development expenses

Key audit matter description

Accrued research and development expenses recognised as at 31 December 2022 was $1,923k (as at 31 December 2021: $6,726k). The group’s disclosure in the consolidated financial statements is included in note 2 and critical accounting policies and significant judgements and estimates within Item 5.B. Accrued research and development expenses include services with respect to Contract Research Organisations (CROs) performing clinical studies and trials, Contract Manufacturing Organisations (CMOs) performing drug substance and drug product formulation and other third-party providers supporting preclinical development activities. Given the timing of receipt of invoices, prevalence of pass-through costs, changes in scope of contracts, and milestone related activities (such as patient enrolment), the year-end accrual requires management to estimate the services received to date.

Completeness of accrued research and development expenses has been determined to be a key audit matter due to the management estimates involved in recognising the progress of the CRO and CMO contracts based on clinical activities performed as described above. This required increased audit effort to evaluate the appropriateness of management’s estimates.

How the scope of our audit responded to the key audit matter

We have evaluated management’s estimate for accrued research and development expenses through performing the following procedures:

•  Obtained an understanding of relevant controls relating to the accrued research and development expenses;

•  Inquiry with third party vendors to evaluate the recognition of expense of CRO and CMO contracts, determination of progress to date and assessing the impact of any scope changes of the contract;

•  Tested a sample of accrued expenses and agreed to subsequently received invoice, communication from third party or other relevant evidence; and

•  Assessed post year-end bank statements and invoices received post year-end for any unrecorded liabilities.

Key observations	The results of our procedures were satisfactory, and we concluded accrued research and development expenses to be appropriate.

5.2. Valuation of non-cash share-based compensation

Key audit matter description

Non-cash share-based compensation expense recognised for the year ended 31 December 2022 was $5,077k (for the year ended 31 December 2021: $10,723k). The group’s disclosure in the consolidated financial statements is included in note 2 and critical accounting policies and significant judgements and estimates within Item 5.B.

Share-based awards granted to employees, non-employees and directors have been measured based on the fair value on the date of the grant. Compensation expense is recognised on a straight-line basis over the vesting period, and any associated performance-based condition recognised only if considered probable.

Fair value of each share option grant is estimated on the date of grant using the Black-Scholes option pricing model. Assumptions include volatility, expected term, risk free rate, expected dividend and fair value of ordinary shares.

The valuation of non-cash share-based compensation was considered a key audit matter because there is significant management judgement involved within the assumptions used in the valuation models requiring increased audit effort to evaluate its appropriateness.

How the scope of our audit responded to the key audit matter

We have evaluated management’s estimate for valuation of non-cash share-based compensation through performing the following procedures:

•  Obtained an understanding of relevant controls relating to valuation of non-cash share-based compensation;

•  Assessed the methodology applied;

•  Assessed the reasonableness of valuation assumptions selected with reference to other peer companies;

•  Evaluated the accuracy of the Black-Scholes calculation for the valuation output based on the selected assumptions;

•  Tested a sample of share-based compensation and agreed through to relevant supporting audit evidence including share certificates; and

•  Recalculation of expenses recognised.

Key observations	The results of our procedures were satisfactory, and we concluded the valuation of non-cash share-based compensation to be appropriate.

5.3. Valuation of investment in subsidiaries (Parent company only)

Key audit matter description

The Parent company recognises an investment in subsidiaries at cost less impairment as at 31 December 2022 of $76,069k (as at 31 December 2021: $70,992k). The parent company’s disclosure of the impairment identified is presented in the financial statements included in note 9 and critical accounting policies and key sources of sources of estimation uncertainty within note 2.

Under FRS 102, management is required to consider indicators of impairment. If there is an indication of impairment management perform a full impairment review.

Management identified an indicator of impairment as a result of the market capitalisation of the group as at 31 December 2022 being lower than cost of investment. As such management calculated the recoverable amount, which is the higher of value in use and fair value less cost to sell. In determining the value in use, management prepared discounted cash flow forecasts including key assumptions for future revenue and margins dependant on the volume, price and launch date, and discount rates. When applying risk adjusted discount rates or probability of success to the cash flows, the fair value less cost to sell was calculated to be higher based on the share price as at 31 December 2022. As a result of management’s review an impairment of $45,246k was recognised.

Due to the significant estimate and assumptions related to the valuation of investments, we considered this to be a key audit matter.

How the scope of our audit responded to the key audit matter

We have evaluated management’s estimate for valuation of investments through performing the following procedures:

•  Obtained an understanding of the relevant controls relating to valuation of investment in subsidiaries;

•  Evaluated management’s assessment of impairment indicators considering internal and external sources of information;

•  Evaluated the reasonableness of management’s assumptions in the value in use calculations by comparing to relevant peer companies and third-party industry reports;

•  Involved our valuation specialists in examining the company’s valuation model and analysing underlying key assumptions, including discount rates; and

•  Considered any contradictory evidence that could indicate additional impairment to valuation.

Key observations	The results of our procedures were satisfactory, and we concluded the valuation of investments to be appropriate.

6.	Our application of materiality

6.1. Materiality

We define materiality as the magnitude of misstatement in the financial statements that makes it probable that the economic decisions of a reasonably knowledgeable person would be changed or influenced. We use materiality both in planning the scope of our audit work and in evaluating the results of our work.

Based on our professional judgement, we determined materiality for the financial statements as a whole as follows:

	Group financial statements	Parent company financial statements

Materiality	$3,609k (2021: $4,817k)	$3,487k (2021: $4,576k)

Basis for determining materiality	3% (2021: 3%) of operating expenses	Parent company materiality is set at 3% (2021: 3%) of net assets, which is capped at 80% of group materiality.

Rationale for the benchmark applied	We consider operating expenses to be an appropriate basis to set materiality, since the Group is in the development stage of life cycle investing in research and development and not generating any operating income to date.	As the parent is a holding company with purpose to raise funding for the Group, net assets is considered an appropriate basis to set materiality.

6.2. Performance materiality

We set performance materiality at a level lower than materiality to reduce the probability that, in aggregate, uncorrected and undetected misstatements exceed the materiality for the financial statements as a whole.

	Group financial statements	Parent company financial statements

Performance materiality	60% (2021: 50%) of group materiality	60% (2021: 50%) of parent company materiality

Basis and rationale for determining performance materiality

In determining performance materiality, we considered our risk assessment, including our assessment of previous findings in the group’s overall control environment and changes in the executive team.

Performance materiality has increased due to the remediation of a controls weakness identified in the prior year.

6.3. Error reporting threshold

We agreed with the Audit Committee that we would report to the Committee all audit differences in excess of $174,300 (2021: $240,000) as well as differences below that threshold that, in our view, warranted reporting on qualitative grounds. We also report to the Audit Committee on disclosure matters that we identified when assessing the overall presentation of the financial statements.

7.	An overview of the scope of our audit

7.1. Identification and scoping of components

Freeline Therapeutics Holdings PLC is the parent holding company of Freeline Holdings (UK) Limited, which in turn is the intermediate holding company of Freeline Therapeutics Limited. As at 31 December 2022, Freeline Therapeutics Limited held 100% shares of Freeline Therapeutics GmbH, Freeline Therapeutics Inc and Freeline Therapeutics (Ireland) Limited. The control environment is consistent across components.

Consistent with the prior year, full scope audits were performed for Freeline Therapeutics Holdings PLC, Freeline Therapeutics Limited, Freeline Therapeutics GmbH and Freeline Therapeutics Inc. This covered 100% (2021: 100%) of operating expenses and total assets. The selected component materiality varied between 25% to 80% (2021: 25% to 80%) of group materiality depending on the component.

All work was performed by the group engagement team; there was no involvement of other component auditors. At Group level we also tested the consolidation process and carried out analytical procedures to confirm our conclusion that there were no significant risks of material misstatement of the aggregated financial information of the remaining components not subject to full scope or specific balances audits.

7.2. Our consideration of the control environment

Consideration of IT controls

In planning our 2022 audit work, we undertook testing of general IT controls over NetSuite, the relevant financial system used in the group. This was used by all components in the group, to support the processing of all accounting transactions including operating expenses, fixed assets and payroll. We did not take any reliance on the general IT controls or automated controls due to the maturity of the control environment.

Consideration of business process and financial reporting controls

In planning our 2022 audit work, we obtained an understanding of the relevant controls across the significant account balances, class of transactions and disclosures. We did not plan to take a control reliance approach based due to the maturity of the control environment.

8.	Other information

The other information comprises the information included in the annual report, other than the financial statements and our auditor’s report thereon. The directors are responsible for the other information contained within the annual report.

Our opinion on the financial statements does not cover the other information and, except to the extent otherwise explicitly stated in our report, we do not express any form of assurance conclusion thereon.

Our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the course of the audit, or otherwise appears to be materially misstated.

If we identify such material inconsistencies or apparent material misstatements, we are required to determine whether this gives rise to a material misstatement in the financial statements themselves. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact.

We have nothing to report in this regard.

9.	Responsibilities of directors

As explained more fully in the directors’ responsibilities statement, the directors are responsible for the preparation of the financial statements and for being satisfied that they give a true and fair view, and for such internal control as the directors determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the directors are responsible for assessing the group’s and the parent company’s ability to continue as a going concern, disclosing as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the group or the parent company or to cease operations, or have no realistic alternative but to do so.

10.	Auditor’s responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs (UK) will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

A further description of our responsibilities for the audit of the financial statements is located on the FRC’s website at: www.frc.org.uk/auditorsresponsibilities. This description forms part of our auditor’s report.

11.	Extent to which the audit was considered capable of detecting irregularities, including fraud

Irregularities, including fraud, are instances of non-compliance with laws and regulations. We design procedures in line with our responsibilities, outlined above, to detect material misstatements in respect of irregularities, including fraud. The extent to which our procedures are capable of detecting irregularities, including fraud is detailed below.

11.1.	Identifying and assessing potential risks related to irregularities

In identifying and assessing risks of material misstatement in respect of irregularities, including fraud and non-compliance with laws and regulations, we considered the following:

•

the nature of the industry and sector, control environment and business performance including the design of the group’s remuneration policies, key drivers for directors’ remuneration, bonus levels and performance targets;

•	results of our enquiries of management, general counsel and the audit committee about their own identification and assessment of the risks of irregularities:

•	any matters we identified having obtained and reviewed the group’s documentation of their policies and procedures relating to:

○	identifying, evaluating and complying with laws and regulations and whether they were aware of any instances of non-compliance;

○	detecting and responding to the risks of fraud and whether they have knowledge of any actual, suspected or alleged fraud;

○	the internal controls established to mitigate risks of fraud or non-compliance with laws and regulations;

•

the matters discussed among the audit engagement and relevant internal specialists, including tax and IT specialists regarding how and where fraud might occur in the financial statements and any potential indicators of fraud.

As a result of these procedures, we considered the opportunities and incentives that may exist within the organisation for fraud. In common with all audits under ISAs (UK), we are also required to perform specific procedures to respond to the risk of management override.

We also obtained an understanding of the legal and regulatory frameworks that the group operates in, focusing on provisions of those laws and regulations that had a direct effect on the determination of material amounts and disclosures in the financial statements. The key laws and regulations we considered in this context included the UK Companies Act and tax legislation.

In addition, we considered provisions of other laws and regulations that do not have a direct effect on the financial statements but compliance with which may be fundamental to the group’s ability to operate or to avoid a material penalty. These included the Good Clinical Practice, the FDA regulations and General Data Protection requirements.

11.2.	Audit response to risks identified

As a result of performing the above, we did not identify any key audit matters related to the potential risk of fraud or non-compliance with laws and regulations.

Our procedures to respond to risks identified included the following:

•

reviewing the financial statement disclosures and testing to supporting documentation to assess compliance with provisions of relevant laws and regulations described as having a direct effect on the financial statements;

•	enquiring of management, the audit committee, in-house and external legal counsel concerning actual and potential litigation and claims;

•	performing analytical procedures to identify any unusual or unexpected relationships that may indicate risks of material misstatement due to fraud;

•	reading minutes of meetings of those charged with governance,

•

in addressing the risk of fraud through management override of controls, testing the appropriateness of journal entries and other adjustments; assessing whether the judgements made in making accounting estimates are indicative of a potential bias; and evaluating the business rationale of any significant transactions that are unusual or outside the normal course of business.

We also communicated relevant identified laws and regulations and potential fraud risks to all engagement team members including internal specialists and remained alert to any indications of fraud or non-compliance with laws and regulations throughout the audit.

Report on other legal and regulatory requirements

12.	Opinions on other matters prescribed by the Companies Act 2006

In our opinion the part of the directors’ remuneration report to be audited has been properly prepared in accordance with the Companies Act 2006.

In our opinion, based on the work undertaken in the course of the audit:

•  the information given in the strategic report and the directors’ report for the financial year for which the financial statements are prepared is consistent with the financial statements; and

•  the strategic report and the directors’ report have been prepared in accordance with applicable legal requirements.

In the light of the knowledge and understanding of the group and the parent company and their environment obtained in the course of the audit, we have not identified any material misstatements in the strategic report or the directors’ report.

13.	Matters on which we are required to report by exception

13.1.	Adequacy of explanations received and accounting records

Under the Companies Act 2006 we are required to report to you if, in our opinion:

•	we have not received all the information and explanations we require for our audit; or

•	adequate accounting records have not been kept by the parent company, or returns adequate for our audit have not been received from branches not visited by us; or

•	the parent company financial statements are not in agreement with the accounting records and returns.

We have nothing to report in respect of these matters.

13.2.	Directors’ remuneration

Under the Companies Act 2006 we are also required to report if in our opinion certain disclosures of directors’ remuneration have not been made or the part of the directors’ remuneration report to be audited is not in agreement with the accounting records and returns.

We have nothing to report in respect of these matters.

14.	Use of our report

This report is made solely to the company’s members, as a body, in accordance with Chapter 3 of Part 16 of the Companies Act 2006. Our audit work has been undertaken so that we might state to the company’s members those matters we are required to state to them in an auditor’s report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company’s members as a body, for our audit work, for this report, or for the opinions we have formed.

/s/ Andrew Hornby

Andrew Hornby, FCA (Senior statutory auditor)

For and on behalf of Deloitte LLP

Statutory Auditor

Reading, United Kingdom

31 May 2023

Balance Sheet as at 31 December 2022

	Note	2022 ($)	2021 ($)
Fixed assets
Investments	9	30,823,078	70,992,090

Current assets
Debtors	10	59,557,252	6,968,411
Cash and cash equivalents	11	1,884,194	13,160
Creditors: amounts falling due within one year	12	(2,670,732)	(1,869,681)

Net current assets		58,770,714	5,111,890

Total assets less current liabilities		89,593,792	76,103,980

Net assets		89,593,792	76,103,980

Capital and reserves
Called-up share capital	13	140,541	140,160
Share premium account	14	457,851,473	429,360,990
Equity reserve	15	22,004,138	16,927,180
Profit and loss account	16	(415,195,346)	(367,025,109)
Other reserves	17	24,792,986	(3,299,241)

Shareholders’ funds		89,593,792	76,103,980

As permitted by section 408 of the Companies Act 2006, the Company has elected not to present its own profit and loss account for the year. The Company reported a loss for the year ended 31 December 2022 of $48,170,237 compared to a loss of $347,320,154 for the year ended 31 December 2021. In addition, the Company has taken advantage of the legal dispensation contained in Section 408 of the Companies Act 2006 allowing it not to publish a separate statement of comprehensive income.

The notes on page 42 onwards are an integral part of these financial statements.

These financial statements of the Company were approved by the board of directors and authorised for issue on 31 May 2023.

/s/ Michael J. Parini
Executive Director & Chief Executive Officer
Michael J. Parini

Statement of Changes in Equity

	Called-up share capital ($)	Share premium account ($)	Equity reserve ($)	Profit and loss account ($)	Other reserves ($)	Total ($)
At 1 January 2021	170,838	429,330,312	6,204,012	(19,704,955)	(1,197,500)	414,802,707
Loss for the financial year	—	—	—	(347,320,154)	—	(347,320,154)

Other comprehensive loss	—	—	—	—	(2,101,741)	(2,101,741)

Total comprehensive loss				(347,320,154)	(2,101,741)	(349,421,895)
Issue of share capital	(30,678)	30,678	—	—	—	—
Share-based payment	—	—	10,723,168	—	—	10,723,168

At 31 December 2021	140,160	429,360,990	16,927,180	(367,025,109)	(3,299,241)	76,103,980

Loss for the financial year	—	—	—	(48,170,237)	—	(48,170,237)
Other comprehensive gain	—	—	—	—	28,092,227	28,092,227

Total comprehensive loss	—	—	—	(48,170,237)	28,092,227	(20,078,010)
Issue of share capital	381	28,490,483	—	—	—	28,490,864
Shares-based payment	—	—	5,076,958	—	—	5,076,958

At 31 December 2022	140,541	457,851,473	22,004,138	(415,195,346)	24,792,986	89,593,792

Freeline Therapeutics Holdings plc

Notes to the financial statements

For the year ended 31 December 2022

1.	Accounting policies

The principal accounting policies are summarised below. They have all been applied consistently throughout the year.

a.	General information and basis of accounting

The Company is a public company limited by shares incorporated on 3 April 2020 in England and Wales under the Companies Act 2006. The Company’s registered number is 12546479 and its registered office is at Sycamore House, Gunnels Wood Road, Stevenage, Hertfordshire, SG1 2BP, United Kingdom. The nature of the Company’s operations is to act as the holding and financing company for its subsidiary entities and other entities which form part of the Group.

The Company’s ADSs, each representing fifteen ordinary shares of £0.00001 each in the capital of the Company, are listed on the Nasdaq Capital Market and trade under the symbol “FRLN”.

The financial statements have been prepared under the historical cost convention, modified to include certain items at fair value, and in accordance with Financial Reporting Standard 102 (FRS 102) issued by the Financial Reporting Council. The particular accounting policies adopted are described below.

The functional currency of the Company is considered to be British Pound Sterling (“GBP”) given the underlying accounting records are recorded in GBP and this is the currency of the Company’s primary operations. Presentation currency is United States Dollars (“USD”) for consistency with the Group’s financial presentation.

The Company meets the definition of a qualifying entity under FRS 102 and has therefore taken advantage of the disclosure exemptions available to it in respect of:

•	presentation of statement of cash flows as required by Section 7 “Statement of Cash flows” and Section 3, paragraph 3.17 “Financial Statement Presentation”; and

•	disclosure of transactions with other group entities that are wholly owned subsidiaries within the Group as required by Section 33, paragraph 33.7 “Related Party Disclosures”.

The Companies Act 2006 allows a qualifying entity certain disclosure exemptions, subject to certain conditions that have been complied with. Accordingly, the Company has taken advantage of the exemption contained in section 408 of the Companies Act 2006 allowing it not to disclose its individual profit and loss account.

b.	Basis of consolidation

The consolidated financial statements comprise the financial statements of the Group as at 31 December 2022. The financial statements of subsidiaries for use in the consolidation are prepared for the same reporting year as the Company and are based on consistent accounting policies. All intra-group balances and transactions, including unrealised profits arising from intragroup transactions, have been eliminated in full. See Appendix 1 for the Form 20-F, including the consolidated financial statements.

c.	Going concern

The financial statements have been prepared using the going concern basis of accounting.

Freeline Therapeutics Holdings plc

Notes to the financial statements

For the year ended 31 December 2022

1.	Accounting policies (continued)

The Group is subject to risks and uncertainties common to early-stage companies in the biotechnology industry, including, but not limited to, development by competitors of new technological innovations, dependence on key personnel, protection of proprietary technology, compliance with government regulations and the ability to secure additional capital to fund operations. Product candidates currently under development will require significant additional research and development efforts, including clinical testing and regulatory approval, prior to any commercialisation. These efforts require significant amounts of capital, adequate personnel and infrastructure and extensive compliance-reporting capabilities. Even if the Group’s product development efforts are successful, it is uncertain when, if ever, the Group will realise revenue from any product sales.

The Group has funded its operations primarily with proceeds from the sale of its equity securities. As at 31 December 2022, the Group had unrestricted cash reserves of $47.3 million. On 11 November 2022, the Group signed a definitive agreement to sell its German subsidiary, Freeline Therapeutics GmbH, and certain intellectual property rights pertaining to the business of Freeline Therapeutics GmbH, to Ascend Gene and Cell Therapies Ltd. for $25.0 million, subject to purchase price adjustments. Subsequent to the balance sheet date, the Group closed this transaction. See Note 18. However, the Group has incurred recurring losses since its inception, including net losses of $89.0 million and $140.4 million for the years ended 31 December 2022 and 2021, respectively. In addition, the Group had an accumulated deficit of $445.4 million as at 31 December 2022. The net cash used in operating and investing activities was $85.2 million for the year ended 31 December 2022. The Group expects to continue to incur significant expenses and generate operating losses for the foreseeable future.

As a result, the Group will need additional funding to support its continuing operations. There can be no assurances, however, that additional funding will be available on favourable terms, or at all. If adequate funds are not available, the Group will be required to reduce spending and potentially delay, limit, reduce or terminate its product research and development efforts in order to enable it to meet its obligations as they fall due for the foreseeable future.

These conditions indicate that there is material uncertainty that may cast significant doubt regarding the Group’s ability to continue as a going concern and such that it may be unable to realise its assets or discharge its liabilities in the normal course of business.

On the basis of the directors’ assessment of the Group’s financial position, and the mitigating actions available to the Group for additional fund raises, the directors have assessed that although a material uncertainty exists, the Group has adequate resources to continue as a going concern for the foreseeable future. The directors therefore continue to adopt the going concern basis of accounting in preparing the financial statements.

d.	Financial instruments

Financial assets and financial liabilities are recognised when the Company becomes a party to the contractual provisions of the instrument.

Financial liabilities and equity instruments are classified according to the substance of the contractual arrangements entered into. An equity instrument is any contract that evidences a residual interest in the assets of the Company after deducting all of its liabilities.

(i)	Financial assets and liabilities

All financial assets and liabilities are initially measured at transaction price (including transaction costs), except for those financial assets classified as at fair value through profit or loss, which are initially measured at fair

Freeline Therapeutics Holdings plc

Notes to the financial statements

For the year ended 31 December 2022

1.	Accounting policies (continued)

value (which is normally the transaction price excluding transaction costs), unless the arrangement constitutes a financing transaction. If an arrangement constitutes a financing transaction, the financial asset or financial liability is measured at the present value of the future payments discounted at a market rate of interest for a similar debt instrument.

Financial assets and liabilities are only offset in the balance sheet when, and only when, there exists a legally enforceable right to set off the recognised amounts and the Company intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

Financial liabilities are derecognised only when the obligation specified in the contract is discharged, cancelled or expires.

(ii)	Investments

Investments in subsidiaries and associates are measured at cost less impairment.

e.	Impairment of assets

Assets, other than those measured at fair value, are assessed for indicators of impairment at each balance sheet date. If there is objective evidence of impairment, an impairment loss is recognised in profit or loss as described below.

Non-financial assets

An asset is impaired where there is objective evidence that, as a result of one or more events that occurred after initial recognition, the estimated recoverable value of the asset has been reduced. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use.

Where indicators exist for a decrease in impairment loss, the prior impairment loss is tested to determine reversal. An impairment loss is reversed on an individual impaired asset to the extent that the revised recoverable value does not lead to a revised carrying amount higher than the carrying value had no impairment been recognised.

Financial assets

For financial assets carried at amortised cost, the amount of impairment is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate.

For financial assets carried at cost less impairment, the impairment loss is the difference between the asset’s carrying amount and the best estimate of the amount that would be received for the asset if it were to be sold at the reporting date.

Where indicators exist for a decrease in impairment loss, and the decrease can be related objectively to an event occurring after the impairment was recognised, the prior impairment loss is tested to determine reversal. An impairment loss is reversed on an individual impaired financial asset to the extent that the revised recoverable value does not lead to a revised carrying amount higher than the carrying value had no impairment been recognised.

Freeline Therapeutics Holdings plc

Notes to the financial statements

For the year ended 31 December 2022

1.	Accounting policies (continued)

f.	Taxation

Current tax, including UK corporation tax and foreign tax, is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantively enacted by the balance sheet date.

A provision is recognised for those matters for which the tax determination is uncertain, but it is considered probable that there will be a future outflow of funds to a tax authority. The provisions are measured at the best estimate of the amount expected to become payable. The assessment is based on the judgement of finance professionals within the Company supported by previous experience in respect of such activities and in certain cases based on specialist independent tax advice.

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date. Timing differences are differences between the Company’s taxable profits and its results as stated in the financial statements that arise from the inclusion of gains and losses in tax assessments in periods different from those in which they are recognised in the financial statements.

Unrelieved tax losses and other deferred tax assets are recognised only to the extent that, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax liabilities are recognised for timing differences arising from investments in subsidiaries and associates, except where the Company is able to control the reversal of the timing difference and it is probable that it will not reverse in the foreseeable future.

Deferred tax is measured using the tax rates and laws that have been enacted or substantively enacted by the balance sheet date that are expected to apply to the reversal of the timing difference.

Deferred tax assets and liabilities are offset only if (i) the Company has a legally enforceable right to set off current tax assets against current tax liabilities, and (ii) the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realise the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

g.	Employee benefits

The Company does not have any employees. The Company provides benefits to its directors, including salaries or fees and share-based payment awards, on which see Note 6a below and the Directors’ Remuneration Report above.

h.	Foreign currency

Transactions in foreign currencies are recorded at the rate of exchange at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are reported at the rates of exchange prevailing at that date.

Freeline Therapeutics Holdings plc

Notes to the financial statements

For the year ended 31 December 2022

1.	Accounting policies (continued)

Exchange differences are recognised in profit or loss in the period in which they arise.

i.	Provisions

Provisions are recognised when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle that obligation and a reliable estimate can be made of the amount of the obligation.

The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at the balance sheet date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows (when the effect of the time value of money is material).

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, a receivable is recognised as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

j.	Share-based payment

The Company issues equity-settled share-based payments to its directors. Equity-settled share-based payments are measured at fair value (excluding the effect of non-market-based vesting conditions) at the date of grant. The fair value determined at the grant date of the equity-settled share-based payments is recognised as an expense in profit or loss on a straight-line basis over the vesting period. The credit is recognised as a separate reserve within equity.

The fair value of each share option award, restricted share unit award and restricted share award is estimated on the date of grant using the Black-Scholes valuation model.

2.	Critical accounting judgements and key sources of estimation uncertainty

In the application of the Company’s accounting policies, which are described in Note 1, the directors are required to make judgements (other than those involving estimations) that have a significant impact on the amounts recognised and to make estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Critical judgements in applying the Company’s accounting policies

The directors have not made any critical judgements, apart from those involving estimates (which are dealt with separately below), in the process of applying the Company’s accounting policies that have the most significant effect on the amounts recognised in the financial statements.

Freeline Therapeutics Holdings plc

Notes to the financial statements

For the year ended 31 December 2022

2.	Critical accounting judgements and key sources of estimation uncertainty (continued)

Key source of estimation uncertainty

The key source of estimation uncertainty at the balance sheet date that has a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year is the identification of indicators of the impairment of assets discussed below.

Indicators of impairment of assets

The directors are required to identify if there have been any indicators of impairment of assets. In making this judgement, the directors have considered both external and internal sources of information such as market conditions, internal technological conditions, counterparty credit ratings and experience of recoverability, and underlying profitability of the subsidiary undertakings.

There have been indicators of impairment identified in the current financial year in relation to the investment in the Company’s subsidiary Freeline Holdings (UK) Limited, due to the status of the Group’s ongoing program, macro-economic conditions impacting the biotechnology industry and the decrease in the Company’s market capitalisation. An impairment of $45,245,970 was recorded in the year as further described in Note 9.

There were indicators of impairment identified in the previous financial year in relation to the investment in the Company’s subsidiary Freeline Holdings (UK) Limited. An impairment of $ 344,316,346 was recorded in the year ended 31 December 2021.

3.	Loss before tax

Loss before tax is stated after charging:

	2022 in US dollars ($)	2021 in US dollars ($)
Legal and professional fees	5,726,733	4,449,685
Audit fees	598,756	708,458
Foreign exchange (gain)/loss	(3,286,466)	(2,154,680)
Impairment of investment	45,245,970	344,316,346

4.	Auditor’s remuneration

Fees payable to Deloitte LLP and their associates for the audit of the Company’s annual accounts were $49,484 in the year ended 31 December 2022 and $27,513 in the year ended 31 December 2021.

During the period the Group obtained the following services from the auditor and its associates:

	2022 in US dollars ($)	2021 in US dollars ($)
Audit of Parent Company accounts	49,484	27,513
Audit of US GAAP financial statements	543,087	639,676
Audit-related assurance services	6,185	41,269

	598,756	708,458

Freeline Therapeutics Holdings plc

Notes to the financial statements

For the year ended 31 December 2022

5.	Staff numbers and costs

The Company did not have any employees in 2022 and 2021. The Company pays salaries or fees to its directors, on which see Note 6a below and the Directors’ Remuneration Report above.

6.	Directors’ remuneration and transactions

a.	Directors’ remuneration

Executive directors	2022 in US dollars ($)	2021 in US dollars ($)
Emoluments	1,076,056	1,066,707
Amounts receivable under long-term incentive schemes	1,083,567	4,985,541
Company contributions to money purchase pension schemes	—	21,071
Non-executive directors
Sums paid to third parties in respect of directors’ services	388,322	400,924
Amounts receivable under long-term incentive schemes	743,308	775,218

	3,291,254	7,249,461

	2022	2021
The number of directors who:
Are members of a defined benefit pension scheme	—	—
Are members of a money purchase pension scheme	—	1
Exercised options over shares in the parent company	—	—
Had awards receivable in the form of shares in the Company under a long-term incentive scheme	7	8

b.	Remuneration of the highest paid director

The Company’s highest paid director is the chief executive officer, who was remunerated through a subsidiary of the Company, Freeline Therapeutics, Inc. and whose remuneration is disclosed above in the Directors’ Remuneration Report.

The highest paid director did not exercise any share options in the year ended 31 December 2022 and had no shares receivable under long-term incentive schemes.

7.	Tax on loss

	2022 in US dollars ($)	2021 in US dollars ($)
Total current tax	—	—
Total deferred tax	—	—

Total tax on loss	—	—

The standard rate of tax applied to reported loss on ordinary activities is 19% (2021: 19%). The applicable tax rate has changed following the substantive enactment of the Finance Act 2019.

Freeline Therapeutics Holdings plc

Notes to the financial statements

For the year ended 31 December 2022

7.	Tax on loss (continued)

The difference between the total tax charge shown above and the amount calculated by applying the standard rate of UK corporation tax to the profit before tax is as follows:

	2022 in US dollars ($)	2021 in US dollars ($)
Loss before tax	(48,170,237)	(347,320,154)

Tax on loss at standard UK corporation tax rate of 19%	(9,152,345)	(65,990,829)
Effects of:
- Expenses not deductible for tax purposes	8,067,334	65,796,399
- Remeasurement of deferred tax for changes in tax rates	(342,635)	(85,371)
- Movement in deferred tax not recognised	1,427,646	279,801
- Income not taxable	—	—

Total tax charge for the year	—	—

In the Spring Budget 2021, the Government announced that from 1 April 2023, the corporation tax rate will increase to 25%. Since the proposal to increase the tax rate to 25% had not been substantively enacted at the balance sheet date, its effects are not included in the financial statements.

8.	Share-based payments

On 31 July 2020, the Company adopted an equity incentive plan (the “2020 Plan”). The 2020 Plan provides for the grant of options, share appreciation rights (“SARs”), restricted shares, dividend equivalents, restricted share units (“RSUs”) and other share-based awards. The maximum number of equity awards originally authorised under the 2020 Plan was 5,898,625 shares, which consisted of 3,474,469 new ordinary shares and 2,424,156 ordinary shares that were subject to awards under prior equity incentive plans that may become available for issuance under the 2020 Plan. Additionally, the number of ordinary shares reserved for issuance under the 2020 Plan automatically increases on 1 January of each year, for a period of not more than ten years, by an amount equal to the lesser of (i) 4% of the total number of ordinary shares outstanding on 31 December of the prior calendar year or (ii) such fewer number of ordinary shares as the board of directors may designate prior to the applicable 1 January date. On 1 January 2022 and 2021, the number of shares reserved automatically increased by 1,434,184 and 1,434,198 shares, respectively. Any equity awards granted under the 2020 Plan that expire, lapse or are terminated, exchanged for cash, surrendered, repurchased or cancelled, without having been fully exercised, or forfeited, will be added back to shares issuable under the 2020 Plan.

On 31 July 2020, the Company adopted an employee share purchase plan (the “ESPP”). The purpose of the ESPP is to provide employees the opportunity to purchase ordinary shares or ADSs at 85% of the fair market value of the ADSs on the offering date or the exercise date, whichever is lower, for up to 15% of such employee’s compensation for each pay period. The Company reserved 347,447 ordinary shares for the ESPP. The ESPP provides for an annual increase in the number of ordinary shares to be reserved for future issuance under the ESPP.

On 27 September 2021, the Company adopted an equity inducement plan (the “Inducement Plan”). The purpose of the Inducement Plan is to enhance the Company’s ability to attract employees who are expected to make important contributions to the Company by providing these individuals with equity ownership opportunities.

Freeline Therapeutics Holdings plc

Notes to the financial statements

For the year ended 31 December 2022

8.	Share-based payments (continued)

Awards under the Inducement Plan are granted as an inducement material to employees entering into employment with the Company. The Inducement Plan provides for the grant of options, SARs, restricted shares, dividend equivalents, RSUs and other share-based awards. On 30 May 2022, the Board amended the Inducement Plan to increase the maximum number of equity awards authorised to 3,000,000 shares. Any equity awards granted under the Inducement Plan that expire, lapse, or are terminated, exchanged for cash, surrendered, repurchased or cancelled, without having been fully exercised or forfeited, will be added back to shares issuable under the Inducement Plan.

Unvested Employee Shares are forfeited upon termination of employment. The forfeited shares are converted into deferred shares, with a repurchase right for a nominal amount in favour of the Company. As of 31 December 2022, the Company had not repurchased any shares.

a.	Employee Shares

The Company measures all non-cash share-based awards using the fair value on the date of grant and recognises compensation expense for those awards over the requisite service period, which is generally the vesting period of the respective award. Prior to the Company’s IPO, the Company granted share-based compensation in the form of ordinary shares, collectively referred to as “Employee Shares”, to employees and non-employees with both performance and service-based vesting conditions. The Company records expense for these awards using the straight-line method.

The grant date fair value of Employee Shares was calculated on the grant date fair value of the underlying ordinary shares.

During the year ended 31 December 2022, the Company did not issue any ordinary shares to employees of the Group.

As of 31 December 2022, the Group recognised total expense of $213,702 (2021: $572,330) in relation to share based payment transactions settled in ordinary shares and the Company recognised them as an increase in investments.

As of 31 December 2022, the Group recognised a total expense of $74,985 (2021: $89,591) in relation to share-based payment transactions settled in ordinary shares under the ESPP and the Company recognised them as an increase in investments.

Freeline Therapeutics Holdings plc

Notes to the financial statements

For the year ended 31 December 2022

8.	Share-based payments (continued)

b.	Share options

The fair value of the share options at the grant date were calculated using the Black-Scholes model, which is considered to be the most appropriate generally accepted valuation method of measuring fair value.

	For the year ended 31 December 2022	For the period ended 31 December 2021
Expected option life (years)	6.3	6.3
Expected volatility	74.7%	76.9%
Risk-free interest rate	2.2%	1.1%
Expected dividend yield	—	—

	Number of Shares	Weighted Average Exercise Price ($)	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands) ($)
Outstanding as of 1 January 2021	3,687,086	13.03	9.59	9,931
Granted	4,352,281	6.87
Exercised	—	—
Expired	(145,638)	13.02
Cancelled or Forfeited	(2,472,014)	13.20

Outstanding as of 31 December 2021	5,421,715	9.23	8.37

Granted	5,284,810	1.05		570
Exercised	—	—
Expired	(298,143)	13.57
Cancelled or Forfeited	(2,489,882)	5.74

Outstanding as of 31 December 2022	7,918,500	4.76	8.40	—

Exercisable as of 31 December 2022	2,044,228	10.98
Vested and expected to vest as of 31 December 2022	7,918,500	4.76	8.40	—

As of 31 December 2022 the Group recognised total expense of $4,747,543 (2021: $9,404,181) in relation to share-based payment transactions settled in share options, and the Company recognised this in investments.

Freeline Therapeutics Holdings plc

Notes to the financial statements

For the year ended 31 December 2022

8.	Share-based payments (continued)

c.	Restricted share units

The Company has granted (i) RSUs that generally vest over a period of four years from the date of grant and (ii) RSUs to certain new employees in order to compensate them for equity awards forfeited to their previous employers. The latter RSUs generally vest over a period of under one year from the date of grant. The Company granted share options and RSUs as its annual equity incentive awards to employees during the year ended 31 December 2022. In 2021, the annual equity incentive awards consisted only of share options. The following table summarises the activity related to RSUs during the years ended 31 December 2022 and 2021:

	Number of RSUs	Weighted Average Grant Date Fair Value ($)
Outstanding as of 1 January 2021	2,500	17.56
Granted	120,375	9.64
Vested and settled	—	—
Forfeited	(34,125)	8.63
Outstanding as of 31 December 2021	88,750	10.01
Granted	669,270	1.03
Vested and settled	(44,688)	5.63
Forfeited	(267,742)	3.03
Outstanding as of 31 December 2022	445,590	0.98

As of 31 December 2022, the Group recognised total expense of $40,728 (2021: $657,066) in relation to share-based payment transactions settled in RSUs, and the Company recognised this in investments.

9.	Investments

2022 in US dollars ($)
As at 1 January 2022	70,992,090
Share-based payments	5,076,958
Impairment	(45,245,970)

30,823,078

The Company performed an assessment of the recoverable amount of the investment in its subsidiary Freeline Holdings (UK) Limited at 31 December 2022 triggered by the status of the Group’s programs, macro-economic conditions impacting the biotechnology industry and the decrease in the Company’s market capitalisation. The recoverable amount was assessed in accordance with FRS 102 Section 27 Impairment of Assets by determining the higher of value in use of the investment and fair value of the investment less costs to sell.

In considering the value in use, future cash flows were determined by using forecasts and strategic plans based on specific assumptions with respect to future revenues, results of operations, working capital, capital investments and other general assumptions for the projected period. The forecast assumptions were based on the historical results combined with expected probability of success of its clinical program, FLT201, expected launch date of product of its FLT201 program combined with external market data.

Freeline Therapeutics Holdings plc

Notes to the financial statements

For the year ended 31 December 2022

9.	Investments (continued)

The recoverable amount was ultimately determined by considering fair value less cost to sell based on the Company’s market capitalisation at 31 December 2022, although other internal and external available information assessing the value of net assets and liabilities including off-balance sheet commitments were considered as well. This assessment resulted in an impairment charge of $45,245,970.

Determining the estimated recoverable amount is judgemental and requires the use of certain estimated inputs that represent key sources of estimation uncertainty. It is reasonably possible that the estimates and assumptions used in determining the impairment as at 31 December 2022 may result within the next financial year in a material further impairment or reversal of impairment to the carrying amount of the investment value.

The Company has investments in the following subsidiary undertakings, associates and other significant investments.

	Registered office address	% Holding
Subsidiary undertakings

Direct Holdings
Freeline Holdings (UK) Limited	Sycamore House, Gunnels Wood Road, Stevenage, SG1 2BP, UK	100

Indirect Holdings
Freeline Therapeutics Limited	Sycamore House, Gunnels Wood Road, Stevenage, SG1 2BP, UK	100

Freeline Therapeutics GmbH	Semmelweissstraße 3, 82152, Planegg, Germany	100

Freeline Therapeutics Inc.	915 Broadway, Suite 1005, New York, 10010, USA	100

Freeline Therapeutics (Ireland) Limited	6th Floor, 2 Grand Canal Square, Dublin 2	100

In US dollars ($)
Cost
As at 1 January 2022	70,992,090
Additions	5,076,958
Impairment	(45,245,970)

Carrying value	30,823,078

10.	Debtors

	2022 in US dollars ($)	2021 in US dollars ($)
Amounts falling due within one year
Amounts owed by group undertakings	58,391,248	5,581,284
Other debtors	1,166,004	1,387,127

	59,557,252	6,968,411

Freeline Therapeutics Holdings plc

Notes to the financial statements

For the year ended 31 December 2022

10.	Debtors (continued)

Amounts owed by group undertakings are unsecured, non-interest bearing, have no fixed date of repayment and are repayable on demand.

11.	Cash and cash equivalents

	2022 in US dollars ($)	2021 in US dollars ($)
Cash and cash equivalents	1,884,194	13,160

	1,884,194	13,160

12.	Creditors: amounts falling due within one year

	2022 in US dollars ($)	2021 in US dollars ($)
Amounts owed to group undertakings	296,468	962,972
Accruals	1,215,367	906,709
Other Creditors	1,158,898	—

	2,670,732	1,869,681

Amounts owed to subsidiary undertakings are unsecured, non-interest bearing, have no fixed date of repayment and are repayable on demand.

13.	Called-up share capital and reserves

	2022 in US dollars ($)	2021 in US dollars ($)
Allotted, called-up and fully-paid
35,872,749 ordinary shares of £0.00001 each	—	490
64,915,502 ordinary shares of £0.00001 each	871	—
1 deferred share of £100,000 each	139,670	139,670

	140,541	140,160

The Company has one class of ordinary shares of nominal value £0.00001 each which carry no right to fixed income.

Each holder of ordinary shares is entitled to one vote per ordinary share and to receive dividends when and if such dividends are recommended by the board of directors and approved by the shareholders. As of 31 December 2022, the Company has not declared any dividends.

On 6 January 2022, the Company completed an “at the market” equity offering, pursuant to which it issued 655,594 ADSs, each representing one ordinary share of nominal value £0.00001 in the capital of the Company (“ADSs”), at an average price of $2.0385 per ADS, raising approximately $1.3 million in net proceeds.

On 10 March 2022, the Company entered into a purchase agreement with its majority shareholder, Syncona Portfolio Limited, a subsidiary of Syncona Limited, and certain other existing shareholders, providing for the

Freeline Therapeutics Holdings plc

Notes to the financial statements

For the year ended 31 December 2022

13.	Called-up share capital and reserves (continued)

issuance and sale by the Company of approximately 24.9 million ADSs at a price of $1.05 per ADS, resulting in net proceeds of approximately $24.2 million. The offering closed on 15 March 2022.

On 18 March 2022, the Company entered into a purchase agreement with Lincoln Park under which the Company may, at its discretion, sell to Lincoln Park up to $35.0 million of its ADSs over a 36-month period, subject to certain daily limits, applicable prices, and conditions. In addition, under the purchase agreement, the Company issued 954,208 ADSs to Lincoln Park as consideration for its commitment to purchase ADSs under the purchase agreement.

On 8 April 2022, the Company completed an “at the market” equity offering, pursuant to which it issued 2,382,022 ADSs at an average price of $1.0512 per ADS, raising approximately $2.4 million in net proceeds.

Deferred shares

Deferred shares are a unit of equity which confer to the holder no rights to participate in the profits of the Company or any voting rights. Other than the return of capital following payment of any preferred and ordinary shares, the holders of deferred shares have no further right of participate in the assets of the Company. The Company, without the consent of the shareholder, can transfer or cancel deferred shares.

14.	Share Premium

2022 in US dollars ($)
As at 1 January 2022	429,360,990
Shares issued	28,490,483

At 31 December 2022	457,851,473

Share premium reserve represents any premium received on issue of share capital. Any transaction costs associated with the issuing of shares are deducted from the share premium.

15.	Equity reserve

2022 in US dollars ($)
As at 1 January 2022	16,927,180
Issue of share-based payments	5,076,958

At 31 December 2022	22,004,138

The equity reserve is made up of the share-based payments granted by the Group. Refer to Note 8 for more details on the issues of share-based payments.

Freeline Therapeutics Holdings plc

Notes to the financial statements

For the year ended 31 December 2022

16.	Profit and loss account

2022 in US dollars ($)
As at 1 January 2022	(367,025,109)
Loss for the year	(48,170,237)

At 31 December 2022	(415,195,346)

17.	Other reserves

2022 in US dollars ($)
As at 1 January 2022	(3,299,241)
Other comprehensive gain	28,092,227

At 31 December 2022	24,792,986

Other comprehensive gain relates to the difference between the closing and average exchange rates for the year ended 31 December 2022.

18.	Subsequent events

On 8 February 2023, the Company closed the sale of its German subsidiary, Freeline Therapeutics GmbH, and certain intellectual property rights pertaining to the business of Freeline Therapeutics GmbH, to Ascend Gene and Cell Therapies Limited (“Ascend”), for $25 million, subject to purchase price adjustments. At closing the Company and Ascend entered into an intellectual property deed of assignment and license and a transition services agreement (the “Transition Services Agreement”), pursuant to which Ascend will provide certain services in the area of development and manufacturing to the Company. The Company agreed to utilise, and Ascend agreed to make exclusively available to the Company, no fewer than 15 full-time employee equivalents, or FTEs (as defined in the Transition Services Agreement), per annum for a guarantee period of 18 months following the Transition Services Agreement’s effective date. The Company also agreed to pay Ascend a guaranteed minimum of approximately $7.9 million in respect of FTE costs during such period, $2.6 million of which were paid upfront.

On 21 March 2023, we entered into an exclusive patent and know-how license agreement with Forcefield Therapeutics Limited (“Forcefield”) a company controlled by Syncona Limited (“Syncona”). Under the terms of the agreement, Forcefield granted us an exclusive license under certain patent rights to develop and commercialise AAV gene therapies for certain cardiac conditions and a non-exclusive license to certain know-how. We were required to make an upfront payment to Forcefield of £0.5 million or $0.6 million and may be required to make up to £18.3 million or $22.0 million in development and regulatory milestone payments, and pay Forcefield a mid-single-digit percentage royalty on net sales of certain royalty products on a product-by-product and country-by-country basis, until the later of (a) the expiration of the last valid licensed patent claim covering such product in such country or (b) ten years from the first commercial sale of such product sold in that country or 20 years from the date upon which the agreement was signed. We also agreed to make payments to Forcefield in accordance with a workplan to be agreed in connection with a sponsored research agreement entered into between Forcefield and a non-profit organisation.

On 24 March 2023, we entered into an exclusive patent and know-how license agreement with Syncona IP Holdco (2) Limited, (“Syncona Holdco”), a company controlled by Syncona. Under the terms of the agreement,

Freeline Therapeutics Holdings plc

Notes to the financial statements

For the year ended 31 December 2022

18.	Subsequent events (continued)

we granted Syncona Holdco an exclusive license under certain patent rights related to an immune-modifying protein to develop and commercialise the technology other than in respect of liver-directed gene therapies and a non-exclusive license to certain know-how. Syncona Holdco was required to make an upfront payment to us of £0.5 million or $0.6 million and may be required to make up to £12.5 million or $15.1 million in development and regulatory milestone payments, and pay us a low-single-digit percentage royalty on net sales of certain licensed products and know-how products on a product-by-product and country-by-country basis, commencing on the date of the first commercial sale of such product in such country until (in respect of licensed products) the expiration of the last valid licensed patent claim covering such product in such country or (in respect of know-how products) 20 years from the date upon which the agreement was signed.

In the first quarter of 2023, the Group completed a financial and organisational assessment to increase efficiencies and reduce operating expenses. As a result of this assessment, the Company reduced its U.S. and U.K. workforce by nearly 30%. The Group incurred total expenses relating to the workforce reduction of $1.1 million of charges, consisting of severance and termination-related costs, which will be recognized as operating expenses.

On 12 May 2023, the Company changed the ratio of its ADSs to its ordinary shares (the “ADS Ratio”) from the previous ADS Ratio of one ADS to one ordinary share to a new ADS Ratio of one ADS to fifteen ordinary shares. The change in the ADS Ratio had the same effect as a one-for-fifteen reverse ADS split and was intended to enable the Company to regain compliance with the Nasdaq minimum bid price requirement.

On 18 May 2023, the Group entered into a Mutual Release and Settlement Agreement (the “Settlement Agreement”) with Brammer Bio MA, LLC (“Brammer”) to resolve the arbitration arising from the Dedicated Manufacturing and Commercial Supply Agreement, dated 30 June 2020, by and between Freeline Therapeutics Limited and Brammer (the “DMCSA”). Pursuant to the terms of the Settlement Agreement, the Group will pay to Brammer a total of $2.25 million. Subject to specified conditions and exceptions, the parties will dismiss the arbitration, and each party will release the other party from any and all claims arising from the parties’ business relationship.

19.	Related party transactions

Transactions with key management personnel

The directors are considered to be the key management personnel for the Company. Refer to Note 6 for details of their compensation. There were no other transactions with key management personnel during the year.

Transactions with group undertakings

The company has taken advantage of the exemption available within FRS 102 Section 33 “Related Party Disclosures” not to disclose transactions with other group entities that are wholly-owned subsidiaries within the Group.

On March 10, 2022, the Company entered into a purchase agreement with its majority shareholder, Syncona Portfolio Limited, a subsidiary of Syncona Limited, and certain other existing shareholders providing for the issuance and sale by the Company of $26.1 million of the Company’s ADSs at a price of $1.05 per ADS, in a

Freeline Therapeutics Holdings plc

Notes to the financial statements

For the year ended 31 December 2022

19.	Related party transactions (continued)

registered direct offering. The offering closed on March 15, 2022. The Company received net proceeds of approximately $24.2 million from the offering, after deducting offering expenses payable by the Company.

20.	Controlling party

Syncona Portfolio Limited, a company incorporated and registered in Guernsey was the Company’s immediate parent undertaking as at 31 December 2022.

Syncona Limited, a company incorporated in Guernsey and registered as a closed-ended investment company, is the Company’s ultimate controlling party. Its registered address is 8 Bloomsbury St, London, WC1B 3SR, United Kingdom.

The Syncona Limited group’s financial statements are available from the London Stock Exchange and on the website, www.synconaltd.com.

The Company-only results for the year ended 31 December 2022 have been consolidated in the Group financial statements. The Company is the smallest and largest parent undertaking to prepare group financial statements.

Freeline Therapeutics Holdings plc

Appendix 1: Form 20-F as filed 4 April 2023

The exhibits referred to in this Appendix 1 may be found in the Company’s Annual Report on Form 20-F for the year ended 31 December 2022, which may be found by visiting EDGAR on the US Securities and Exchange Commission website at www.sec.gov.